Exhibit 99.1

TABLE OF DEFINITIONS

ACSAL	ACSAL HOLDCO, LLC

AeroTurbine	AeroTurbine, Inc.

AerCap, We or the Company	AerCap Holdings N.V. and its subsidiaries

AerCap Trust	AerCap Global Aviation Trust

AerLift	AerLift Leasing Ltd.

AerLift Jet	AerLift Leasing Jet Ltd.

AICDC	AerCap Ireland Capital Designated Activity Company (formerly registered as AerCap Ireland Capital Limited), a designated activity company with limited liability incorporated under the laws of Ireland

AIG	American International Group, Inc.

Airbus	Airbus S.A.S.

ALS II	Aircraft Lease Securitisation II Limited

AOCI	Accumulated other comprehensive income (loss)

Boeing	The Boeing Company

ECA	Export Credit Agency

ECAPS	Enhanced Capital Advantaged Preferred Securities

Embraer	Embraer S.A.

EOL	End of lease

Ex-Im	Export-Import Bank of the United States

FASB	Financial Accounting Standards Board

GECC	General Electric Capital Corporation

ILFC	International Lease Finance Corporation

LIBOR	London Interbank Offered Rates

MR	Maintenance reserved

Part-out	Disassembly of an aircraft for the sale of its parts

PB	Primary beneficiary

SEC	U.S. Securities and Exchange Commission

U.S. GAAP	Accounting Principles Generally Accepted in the United States of America

VIE	Variable interest entity

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2016 and December 31, 2015	4
Unaudited Condensed Consolidated Income Statements for the Three and Nine Months ended September 30, 2016 and 2015	5
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Nine Months ended September 30, 2016 and 2015	6
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2016 and 2015	7
Notes to the Unaudited Condensed Consolidated Financial Statements	9

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of September 30, 2016 and December 31, 2015

	Note	September 30, 2016	December 31, 2015
		(U.S. dollar amounts in thousands, except share data)
Assets
Cash and cash equivalents		$2,228,019	$2,403,098
Restricted cash		424,998	419,447
Trade receivables		69,744	106,794
Flight equipment held for operating leases, net	5	30,876,515	32,219,494
Maintenance rights intangible and lease premium, net	6	2,422,875	3,139,045
Flight equipment held for sale	7	343,432	71,055
Net investment in finance and sales-type leases		753,785	469,198
Prepayments on flight equipment	23	3,281,197	3,300,426
Other intangibles, net	8	409,968	461,006
Deferred income tax assets	14	162,029	161,193
Other assets	9	825,238	998,743
Total Assets		$41,797,800	$43,749,499

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	11	$1,093,991	$1,239,199
Accrued maintenance liability	12	2,923,205	3,185,794
Lessee deposit liability		881,637	891,454
Debt	13	27,997,884	29,641,863
Deferred income tax liabilities	14	474,056	365,380
Commitments and contingencies	23
Total Liabilities		33,370,773	35,323,690

Ordinary share capital, €0.01 par value, 350,000,000 ordinary shares authorized as of September 30, 2016 and December 31, 2015; 187,847,345 and 203,411,207 ordinary shares issued and 181,743,634 and 200,342,204 ordinary shares outstanding (including 3,327,489 and 3,030,724 unvested restricted stock) as of September 30, 2016 and December 31, 2015, respectively	15, 20	2,282	2,457
Additional paid-in capital	15	4,487,270	5,026,993
Treasury shares, at cost (6,103,711 and 3,069,003 ordinary shares as of September 30, 2016 and December 31, 2015, respectively)	15	(257,872)	(146,312)
Accumulated other comprehensive loss	15	(9,131)	(6,307)
Accumulated retained earnings	15	4,146,969	3,472,132
Total AerCap Holdings N.V. shareholders’ equity		8,369,518	8,348,963
Non-controlling interest	15	57,509	76,846
Total Equity		8,427,027	8,425,809
Total Liabilities and Equity		$41,797,800	$43,749,499

Supplemental balance sheet information - amounts related to assets and liabilities of consolidated VIEs for which creditors do not have recourse to our general credit:
Restricted cash		$220,890	$185,969
Flight equipment held for operating leases, net		3,192,680	3,094,295
Assets other than restricted cash and flight equipment held for operating leases, net		37,246	114,134

Accrued maintenance liability		$216,046	$232,704
Debt		1,627,085	1,548,877
Liabilities other than accrued maintenance liability and debt		120,807	114,994

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three and Nine Months Ended September 30, 2016 and 2015

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2016	2015	2016	2015
		(U.S. dollar amounts in thousands, except share data)
Revenues and other income
Lease revenue		$1,179,849	$1,245,689	$3,646,751	$3,706,105
Net gain on sale of assets		22,397	51,576	79,841	139,883
Other income	17	23,814	25,542	56,982	103,553
Total Revenues and other income		1,226,060	1,322,807	3,783,574	3,949,541
Expenses
Depreciation and amortization	5, 8	439,905	459,669	1,357,803	1,371,284
Asset impairment	18	15,077	7,912	70,179	15,355
Interest expense	13	273,905	282,855	839,182	825,474
Leasing expenses		128,675	132,951	439,224	396,104
Transaction, integration and restructuring related expenses	4, 19	28,976	2,623	45,117	8,099
Selling, general and administrative expenses	16	80,750	91,191	254,244	277,729
Total Expenses		967,288	977,201	3,005,749	2,894,045
Income before income taxes and income of investments accounted for under the equity method		258,772	345,606	777,825	1,055,496
Provision for income taxes	14	(42,711)	(46,658)	(112,784)	(142,494)
Equity in net earnings (losses) of investments accounted for under the equity method		4,317	(4,550)	9,060	(542)
Net income		$220,378	$294,398	$674,101	$912,460
Net loss (income) attributable to non-controlling interest		5,249	(481)	7,879	2,061
Net income attributable to AerCap Holdings N.V.		$225,627	$293,917	$681,980	$914,521

Basic earnings per share	20	$1.24	$1.49	$3.61	$4.44
Diluted earnings per share	20	$1.22	$1.48	$3.55	$4.38

Weighted average shares outstanding - basic		181,710,294	197,264,160	188,752,244	206,054,934
Weighted average shares outstanding - diluted		185,326,517	199,215,352	191,874,286	208,568,730

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three and Nine Months Ended September 30, 2016 and 2015

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(U.S. dollar amounts in thousands)
Net income attributable to AerCap Holdings N.V.	$225,627	$293,917	$681,980	$914,521

Other comprehensive income (loss):
Net change in fair value of derivatives (Note 10), net of tax of $(256), $(7), $403, and $(51), respectively	1,792	46	(2,824)	356

Total other comprehensive income (loss)	1,792	46	(2,824)	356

Total comprehensive income attributable to AerCap Holdings N.V.	$227,419	$293,963	$679,156	$914,877

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2016 and 2015

	Nine Months Ended September 30,
	2016	2015
	(U.S. dollar amounts in thousands)
Net income	$674,101	$912,460
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,357,803	1,371,284
Asset impairment	70,179	15,355
Amortization of debt issuance costs and debt discount	41,657	34,322
Amortization of lease premium intangibles	15,217	17,689
Amortization of fair value adjustments on debt	(265,520)	(348,377)
Accretion of fair value adjustments on deposits and maintenance liabilities	40,188	59,215
Maintenance rights write off (a)	484,059	396,007
Maintenance liability release to income	(308,810)	(78,769)
Net gain on sale of assets	(79,841)	(139,883)
Deferred income taxes	107,808	138,558
Restructuring related expenses	33,588	—
Other	110,125	88,230
Changes in operating assets and liabilities:
Trade receivables	73,745	(20,108)
Other assets	151,999	5,310
Accounts payable, accrued expenses and other liabilities	(60,306)	(45,063)
Net cash provided by operating activities	2,445,992	2,406,230
Purchase of flight equipment	(1,813,584)	(2,029,973)
Proceeds from sale or disposal of assets	1,828,122	1,086,513
Prepayments on flight equipment	(602,363)	(643,499)
Collections of finance and sales-type leases	49,993	40,388
Movement in restricted cash	(5,551)	332,731
Other	(13,198)	(46,400)
Net cash used in investing activities	(556,581)	(1,260,240)
Issuance of debt	3,036,434	2,725,275
Repayment of debt	(4,434,252)	(3,441,730)
Debt issuance costs paid	(27,878)	(22,801)
Maintenance payments received	609,852	576,282
Maintenance payments returned	(390,071)	(415,698)
Security deposits received	117,373	146,586
Security deposits returned	(187,202)	(108,124)
Dividend paid to non-controlling interest holders	(10,501)	—
Repurchase of shares and tax withholdings on share-based compensation	(778,868)	(792,473)
Net cash used in financing activities	(2,065,113)	(1,332,683)
Net decrease in cash and cash equivalents	(175,702)	(186,693)
Effect of exchange rate changes	623	(2,184)
Cash and cash equivalents at beginning of period	2,403,098	1,490,369
Cash and cash equivalents at end of period	$2,228,019	$1,301,492

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$1,017,641	$1,072,420
Income taxes paid, net	59,125	30,257

(a) Maintenance rights write off consisted of the following:
EOL and MR contract maintenance rights expense	$287,060	$263,372
EOL contract maintenance rights write off due to cash receipt	70,509	78,479
MR contract maintenance rights write off due to maintenance liability release	126,490	54,156
Maintenance rights write off	$484,059	$396,007

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows (Continued)

For the Nine Months Ended September 30, 2016 and 2015

Non-Cash Investing and Financing Activities

Nine Months Ended September 30, 2016:

Flight equipment held for operating leases in the amount of $401.8 million was reclassified to net investment in finance and sales-type leases.

Flight equipment held for operating leases in the amount of $45.6 million was reclassified to inventory, which is included in other assets.

Net investment in finance and sales-type leases in the amount of $18.4 million was reclassified to flight equipment held for operating leases.

Accrued maintenance liability in the amount of $217.8 million was settled with buyers upon sale or disposal of assets.

Nine Months Ended September 30, 2015:

Flight equipment held for operating leases in the amount of $108.5 million was reclassified to net investment in finance and sales-type leases.

Flight equipment held for operating leases in the amount of $30.5 million was reclassified to inventory, which is included in other assets.

Accrued maintenance liability in the amount of $6.6 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

1. General

The Company

We are an independent aircraft leasing company with total assets of $41.8 billion primarily consisting of 1,040 owned aircraft as of September 30, 2016. Our ordinary shares are listed on the New York Stock Exchange (AER). Pursuant to our recent migration from the Netherlands to Ireland, we moved our headquarters and executive officers from Amsterdam to Dublin, effective as of February 1, 2016. We continue to have offices in Amsterdam, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai and Abu Dhabi. We also have representative offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.

The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a public limited liability company (“naamloze vennootschap” or “N.V.”) incorporated in the Netherlands on July 10, 2006.

On May 14, 2014, we completed the purchase of 100 percent of ILFC’s common stock from AIG (the “ILFC Transaction”) for consideration consisting of $2.4 billion in cash and 97,560,976 newly issued AerCap ordinary shares.

On June 9, 2015, AIG sold 71,184,686 of its AerCap ordinary shares in a secondary public offering and AerCap completed the repurchase of 15,698,588 of its ordinary shares from AIG for consideration consisting of $500 million of junior subordinated notes due to AIG and $250 million of cash on hand (the “Share Repurchase”). On August 24, 2015, AIG sold 10,677,702 of its AerCap ordinary shares in a secondary public offering. Following this sale, AIG no longer owns any of our outstanding ordinary shares and no longer has any designees on our Board of Directors.

2.  Basis of presentation

General

Our Condensed Consolidated Financial Statements are presented in accordance with U.S. GAAP.

We consolidate all companies in which we have direct and indirect legal or effective control and all VIEs for which we are deemed the PB and have control under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.

Our interim financial statements have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, and reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016. The results of operations for the three and nine months ended September 30, 2016 are not necessarily indicative of those for a full fiscal year.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Use of estimates

The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangibles, investments, trade and notes receivables, deferred income tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Actual results may differ from our estimates under different conditions, sometimes materially.

During the three and nine months ended September 30, 2016 and 2015, we changed our estimates of residual values and useful lives of certain aircraft. The changes in estimates are a result of the current market conditions or other factors that have affected the useful lives and residual values for such aircraft. The effect for the three and nine months ended September 30, 2016 was to reduce net income by $5.3 million and $8.2 million, respectively, basic earnings per share by $0.03 and $0.04, respectively, and diluted earnings per share by $0.03 and $0.04, respectively. The effect for the three and nine months ended September 30, 2015 was to reduce net income by $6.8 million and $13.0 million, respectively, basic earnings per share by $0.03 and $0.06, respectively, and diluted earnings per share by $0.03 and $0.06, respectively.

Reportable segments

We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.

3. Summary of significant accounting policies

Our significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016.

Recent accounting standards adopted during 2016:

Amendments to the consolidation analysis

In February 2015, the FASB issued an accounting standard that affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities; eliminate the presumption that a general partner should consolidate a limited partnership; affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and provide a scope exemption from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

We adopted the standard on its required effective date of January 1, 2016 and it did not have any effect on our Condensed Consolidated Financial Statements.

Presentation of debt issuance costs

In April 2015, the FASB issued an accounting standard that requires debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the debt liability. In August 2015, the FASB issued an accounting standard to clarify that entities are permitted to defer and present debt issuance costs related to line-of-credit arrangements as an asset, and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. Upon adoption, the standards should be applied retrospectively to all prior periods presented in the financial statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

We adopted the standards on their required effective date of January 1, 2016. As a result, we have retrospectively reclassified $165.0 million of debt issuance costs from other assets to a direct reduction of the debt liability in our Condensed Consolidated Balance Sheet as of December 31, 2015. We continue to present debt issuance costs related to our line-of-credit arrangements within other assets. The adoption of this standard did not have any effect on our Condensed Consolidated Income Statements or Condensed Consolidated Statements of Cash Flows.

Future application of accounting standards:

Revenue from contracts with customers

In May 2014, the FASB issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This guidance does not apply to lease contracts with customers. The standard will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract including (i) identifying the contract with the customer; (ii) identifying the separate performance obligations in the contract; (iii) determining the transaction price; (iv) allocating the transaction price to the separate performance obligations; and (v) recognizing revenue when each performance obligation is satisfied.

This standard was originally scheduled to be effective for fiscal years beginning after December 15, 2016 and subsequent interim periods. In August 2015, the FASB issued an update to the standard which deferred the effective date to January 1, 2018. The standard may be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this standard recognized at the date of adoption. Early adoption is permitted but not before the originally scheduled effective date. We plan to adopt the standard on its required effective date of January 1, 2018. We are evaluating the effect the adoption of the standard will have on our Condensed Consolidated Financial Statements. This new standard does not impact the accounting of our lease revenue but may impact the accounting of our revenue other than lease revenue. While we are still performing our analysis, we do not expect the impact of this standard to be material to our Condensed Consolidated Financial Statements.

Inventory

In July 2015, the FASB issued an accounting standard that simplifies the subsequent measurement of all inventory except for inventory measured using the last-in, first-out or the retail inventory method. Inventory within the scope of this standard will be measured at the lower of cost and net realizable value instead of the lower of cost or market as required under existing guidance. Net realizable value is the estimated sale price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This standard also requires that substantial and unusual losses that result from the subsequent measurement of inventory be disclosed in the financial statements. The new standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. This standard should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. We plan to adopt the standard on its required effective date of January 1, 2017. We are evaluating the effect the adoption of the standard will have on our Condensed Consolidated Balance Sheets and Condensed Consolidated Income Statements.

Lease accounting

In February 2016, the FASB issued an accounting standard that requires lessees to recognize lease-related assets and liabilities on the balance sheet, other than leases that meet the definition of a short-term lease. In certain circumstances, the lessee is required to remeasure the lease payments. Qualitative and quantitative disclosures, including significant judgments made by management, will be required to provide insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. Under the new standard, lessor accounting remains similar to the current model. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using the modified retrospective transition approach. We plan to adopt the standard on its required effective date of January 1, 2019. We are evaluating the effect the adoption of the standard will have on our Condensed Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Stock compensation

In March 2016, the FASB issued an accounting standard that requires entities to record all tax effects related to share-based awards in the income statement when the awards vest or are settled. The accounting standard also requires excess tax benefits to be recorded when they arise, subject to normal valuation allowance considerations. Excess tax benefits are to be reported as operating activities on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period, with any adjustments reflected as of the beginning of the fiscal year of adoption. We plan to adopt the standard on its required effective date of January 1, 2017. We are evaluating the effect the adoption of the standard will have on our Condensed Consolidated Financial Statements.

Allowance for credit losses

In June 2016, the FASB issued an accounting standard that requires entities to estimate lifetime expected credit losses for most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, net investments in leases and off-balance sheet credit exposures. The standard also requires additional disclosure, including how the entity develops its allowance for credit losses for financial assets measured at amortized cost and disaggregated information on the credit quality of net investments in leases measured at amortized cost by year of the asset’s origination for up to five annual periods. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period beginning after December 15, 2018. The new standard must be adopted using the modified retrospective transition approach. We plan to adopt the standard on its required effective date of January 1, 2020. We are evaluating the effect the adoption of the standard will have on our Condensed Consolidated Balance Sheets and Condensed Consolidated Income Statements.

Statement of cash flows

In August 2016, the FASB issued an accounting standard that is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The standard includes clarifications that (i) cash payments for debt prepayment or extinguishments costs must be classified as cash outflows for financing activities; (ii) cash proceeds from the settlement of insurance claims should be classified based on the nature of the loss; (iii) an entity is required to make an accounting policy election to classify distributions received from equity method investees under either the cumulative-earnings approach or the nature of distribution approach; and (iv) in the absence of specific guidance, an entity should classify each separately identifiable cash source and use on the basis of the underlying cash flows. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period. The new standard must be adopted using the retrospective transition method. We plan to adopt the standard on its required effective date of January 1, 2018. We do not expect the impact of this standard to be material to our Condensed Consolidated Statements of Cash Flows.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

4. ILFC Transaction

On May 14, 2014, we completed the ILFC Transaction. See Note 1—General.

AerCap reported transaction and integration expenses related to the ILFC Transaction as provided in the following table. These expenses are included in transaction, integration and restructuring related expenses in our Condensed Consolidated Income Statements.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Severance and other compensation expenses	$—	$940	$—	$6,416
Rent termination costs	—	1,683	—	1,683
	$—	$2,623	$—	$8,099

5.  Flight equipment held for operating leases, net

Movements in flight equipment held for operating leases during the nine months ended September 30, 2016 and 2015 were as follows:

	Nine Months Ended September 30,
	2016		2015
Net book value at beginning of period	$32,219,494		$31,984,668
Additions	2,441,113		2,615,416
Depreciation	(1,329,392)		(1,340,932)
Impairment	(66,907	)(a)	(15,355)
AeroTurbine restructuring (Note 19)	(15,392)		—
Disposals/Transfers to held for sale	(1,943,416)		(857,660)
Transfers to net investment in finance and sales-type leases/inventory	(447,385)		(139,008)
Transfers from net investment in finance and sales-type leases	18,400		—
Net book value at end of period	$30,876,515		$32,247,129
Accumulated depreciation as of September 30, 2016 and 2015, respectively	$(4,765,476)		$(3,581,457)

(a)             Excludes $3.3 million which represents impairment charges on flight equipment held for sale.

6. Maintenance rights intangible and lease premium, net

Maintenance rights intangible and lease premium consisted of the following as of September 30, 2016 and December 31, 2015:

	September 30, 2016	December 31, 2015
Maintenance rights intangible	$2,367,365	$3,068,318
Lease premium, net	55,510	70,727
	$2,422,875	$3,139,045

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Movements in maintenance rights intangible during the nine months ended September 30, 2016 and 2015 were as follows:

	Nine Months Ended September 30,
	2016	2015
Maintenance rights intangible at beginning of period	$3,068,318	$3,812,259
EOL and MR contract maintenance rights expense	(287,060)	(263,372)
MR contract maintenance rights write off due to maintenance liability release	(126,490)	(54,156)
EOL contract maintenance rights write off due to cash receipt	(70,509)	(78,479)
EOL and MR contract intangible write off due to sale of aircraft	(203,899)	(86,267)
Transfer to other assets	(15,395)	—
Additions due to aircraft acquisitions	2,400	—
Maintenance rights intangible at end of period	$2,367,365	$3,329,985

The following tables present details of lease premium and related accumulated amortization as of September 30, 2016 and December 31, 2015:

	September 30, 2016
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$100,327	$(44,817)	$55,510

	December 31, 2015
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$107,140	$(36,413)	$70,727

Lease premiums that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.

During the three months ended September 30, 2016 and 2015, we recorded amortization expense for lease premium of $4.7 million and $5.5 million, respectively. During the nine months ended September 30, 2016 and 2015, we recorded amortization expense for lease premium of $15.2 million and $17.7 million, respectively.

7. Flight equipment held for sale

Generally, an aircraft is classified as held for sale when the sale is probable and is expected to be completed within one year. Aircraft are reclassified from flight equipment held for operating leases to flight equipment held for sale at the lower of the aircraft carrying value or fair value, less costs to sell. Depreciation is no longer recognized for aircraft classified as held for sale.

As of September 30, 2016, 18 aircraft met the held for sale criteria and were classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. During the three months ended September 30, 2016, we entered into agreements to sell nine aircraft and because those sales were not completed as of September 30, 2016, the aircraft were classified as flight equipment held for sale. In addition, nine aircraft related to the sale agreements we entered into in the second quarter of 2016 continued to be classified as held for sale. We expect to complete the sale of all 18 aircraft in the fourth quarter of 2016. As of December 31, 2015, we had five aircraft classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet, and the sale of those aircraft closed during the first quarter of 2016.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

8. Other intangibles, net

Other intangibles consisted of the following as of September 30, 2016 and December 31, 2015:

	September 30, 2016	December 31, 2015
Goodwill	$58,094	$58,094
Customer relationships, net	309,588	325,471
Contractual vendor intangible assets	26,092	38,775
Tradename and other intangible assets, net	16,194	38,666
	$409,968	$461,006

The following tables present details of customer relationships and tradename and other intangible assets and related accumulated amortization as of September 30, 2016 and December 31, 2015:

	September 30, 2016
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(50,412)	$309,588
Tradename and other intangible assets	40,000	(23,806)	16,194
	$400,000	$(74,218)	$325,782

	December 31, 2015
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(34,529)	$325,471
Tradename and other intangible assets	56,465	(17,799)	38,666
	$416,465	$(52,328)	$364,137

During the three months ended September 30, 2016 and 2015, we recorded amortization expense for customer relationships and tradename and other intangible assets of $8.0 million and $8.5 million, respectively. During the nine months ended September 30, 2016 and 2015, we recorded amortization expense for customer relationships and tradename and other intangible assets of $24.1 million and $25.4 million, respectively.

During the three and nine months ended September 30, 2016, we recognized impairment charges of $14.9 million of intangible assets related to the downsizing of AeroTurbine. The amount was recorded in transaction, integration and restructuring related expenses in our Condensed Consolidated Income Statements. Please refer to Note 19—AeroTurbine restructuring for further details.

During the three months ended September 30, 2016 and 2015, we utilized $9.0 million and $3.1 million, respectively, and during the nine months ended September 30, 2016 and 2015, we utilized $12.7 million and $3.1 million, respectively, of contractual vendor intangible assets to reduce the cash outlay related to purchases of goods and services from our vendors.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

9.  Other assets

Other assets consisted of the following as of September 30, 2016 and December 31, 2015:

	September 30, 2016		December 31, 2015
Inventory	$61,424		$260,269
Debt issuance costs (a)	34,381		45,524
Lease incentives	180,684		162,277
Other receivables	156,852		174,841
Investments	115,071		114,711
Notes receivables	116,899	(b)	116,197	(c)
Derivative assets (Note 10)	11,789		18,965
Other tangible fixed assets	36,696		20,845
Straight-line rents, prepaid expenses and other	111,442		85,114
	$825,238		$998,743

(a)             We retrospectively reclassified $165.0 million of debt issuance costs from other assets to a direct reduction of the debt liability as of December 31, 2015. We continue to present debt issuance costs related to our revolving credit facilities within other assets. See Note 3—Summary of significant accounting policies.

(b)             As of September 30, 2016, we did not have an allowance for credit losses on notes receivables and there was no activity recorded for credit losses during the nine months ended September 30, 2016.

(c)              As of December 31, 2015, we did not have an allowance for credit losses on notes receivables. We recognized a $2.0 million provision in the second quarter of 2015, which was used in the third quarter of 2015, upon termination of the related leases.

10. Derivative assets and liabilities

We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, options and forward contracts.

As of September 30, 2016, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to three-month U.S. dollar LIBOR.

None of our derivatives that were outstanding as of September 30, 2016 were subject to master netting agreements, which would allow the netting of derivative assets and liabilities in the case of default under any one contract.

Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of September 30, 2016 and December 31, 2015, we had cash collateral of $2.8 million and $4.5 million, respectively, from various counterparties and the obligation to return such collateral was recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. We had not advanced any cash collateral to counterparties as of September 30, 2016 or December 31, 2015.

The counterparties to our interest rate derivatives are major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any material losses to date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. The following tables present notional amounts and fair values of derivatives outstanding as of September 30, 2016 and December 31, 2015:

	September 30, 2016		December 31, 2015
	Notional amount	Fair value	Notional amount	Fair value
Derivative assets not designated as hedges:
Interest rate caps	$3,216,480	$11,789	$2,194,210	$18,965
Total derivative assets		$11,789		$18,965

	September 30, 2016		December 31, 2015
	Notional amount	Fair value	Notional amount	Fair value
Derivative liabilities designated as cash flow hedges:
Interest rate swaps	$405,160	$3,248	$23,223	$21
Total derivative liabilities		$3,248		$21

We recorded the following in other comprehensive income (loss) related to derivative financial instruments for the three and nine months ended September 30, 2016 and 2015:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as cash flow hedges:
Interest rate swaps	$2,048	$53	$(3,227)	$407
Income tax effect	(256)	(7)	403	(51)
Net changes in cash flow hedges, net of tax	$1,792	$46	$(2,824)	$356

The following table presents the effect of derivatives recorded in interest expense in our Condensed Consolidated Income Statements for the three and nine months ended September 30, 2016 and 2015. We do not expect to reclassify amounts from AOCI to interest expense in our Condensed Consolidated Income Statements over the next 12 months.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Loss (Gain)
Derivatives not designated as hedges:
Interest rate caps and swaps	$1,552	$10,612	$20,201	$18,245
Effect from derivatives	$1,552	$10,612	$20,201	$18,245

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

11.  Accounts payable, accrued expenses and other liabilities

Accounts payable, accrued expenses and other liabilities consisted of the following as of September 30, 2016 and December 31, 2015:

	September 30, 2016	December 31, 2015
Accounts payable and accrued expenses	$276,728	$417,892
Deferred revenue	468,704	463,167
Accrued interest	295,395	310,739
Guarantees (Note 23)	49,916	47,380
Derivative liabilities (Note 10)	3,248	21
	$1,093,991	$1,239,199

12. Accrued maintenance liability

Movements in accrued maintenance liability during the nine months ended September 30, 2016 and 2015 were as follows:

	Nine Months Ended September 30,
	2016	2015
Accrued maintenance liability at beginning of period	$3,185,794	$3,194,365
Maintenance payments received	609,852	576,282
Maintenance payments returned	(390,071)	(415,698)
Release to income other than upon sale	(308,810)	(78,769)
Release to income upon sale	(217,798)	(6,562)
Lessor contribution, top ups and other	19,712	7,285
Interest accretion	21,435	38,229
Additions due to aircraft acquisitions	3,091	—
Accrued maintenance liability at end of period	$2,923,205	$3,315,132

13.  Debt

As of September 30, 2016, the principal amount of our outstanding indebtedness totaled $27.6 billion, which excludes fair value adjustments of $0.6 billion and debt issuance costs and debt discounts of $0.2 billion. As of September 30, 2016, our undrawn lines of credit were approximately $6.5 billion, subject to certain conditions, including compliance with certain financial covenants. As of September 30, 2016, we remain in compliance with the respective financial covenants across our various debt obligations.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

The following table provides a summary of our indebtedness as of September 30, 2016 and December 31, 2015:

	September 30, 2016						December 31, 2015
Debt Obligation	Collateral (Number of aircraft)	Commitment	Undrawn amounts	Outstanding	Weighted average interest rate (a)	Maturity	Outstanding
Unsecured
ILFC Legacy Notes		$7,670,000	$—	$7,670,000	6.96%	2017 - 2022	$9,220,000
AerCap Aviation Notes		300,000	—	300,000	6.38%	2017	300,000
AerCap Trust & AICDC Notes		6,399,864	—	6,399,864	4.25%	2017 - 2022	5,399,864
Asia revolving credit facility		585,000	585,000	—	—	2020	—
Citi revolving credit facility		3,000,000	3,000,000	—	—	2018	—
AIG revolving credit facility		500,000	500,000	—	—	2019	—
Other unsecured debt		7,270	—	7,270	10.67%	2016	27,959
Fair value adjustment		NA	NA	487,830	NA	NA	671,687
TOTAL UNSECURED		18,462,134	4,085,000	14,864,964			15,619,510
Secured
Export credit facilities	92	1,849,958	—	1,849,958	2.50%	2016 - 2027	2,292,686
Senior Secured Notes	85	1,275,000	—	1,275,000	7.13%	2018	2,550,000
Institutional secured term loans	204	5,747,497	1,087,925	4,659,572	3.10%	2020 - 2024	3,269,822
ALS II debt	26	85,445	—	85,445	2.37%	2038	210,557
AerFunding revolving credit facility	26	2,160,000	1,295,340	864,660	2.77%	2019	1,058,294
AeroTurbine revolving credit agreement (b)		200,000	30,000	170,000	3.02%	2019	321,603
Other secured debt	108	2,741,068	—	2,741,068	3.52%	2017 - 2026	2,745,423
Fair value adjustment		NA	NA	95,227	NA	NA	174,903
TOTAL SECURED		14,058,968	2,413,265	11,740,930			12,623,288
Subordinated
ECAPS subordinated notes		1,000,000	—	1,000,000	4.10%	2065	1,000,000
Junior Subordinated Notes		500,000	—	500,000	6.50%	2045	500,000
Subordinated debt joint ventures partners		55,780	—	55,780	2.26%	2022	64,280
Fair value adjustment		NA	NA	(233)	NA	NA	(235)
TOTAL SUBORDINATED		1,555,780	—	1,555,547			1,564,045
Debt issuance costs and debt discounts		NA	NA	(163,557)	NA	NA	(164,980	)(c)
	541	$34,076,882	$6,498,265	$27,997,884			$29,641,863

(a)   The weighted average interest rate for our floating rate debt is calculated based on the U.S. dollar LIBOR rate as of the last interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates as well as any amortization of debt issuance costs.

(b)   AeroTurbine’s assets serve as collateral for the AeroTurbine revolving credit agreement.

(c)   We retrospectively reclassified $165.0 million of debt issuance costs from other assets to a direct reduction of the debt liability as of December 31, 2015. See Note 3—Summary of significant accounting policies.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016, our quarterly report on Form 6-K for the first quarter ended March 31, 2016, filed with the SEC on May 13, 2016 and our quarterly report on Form 6-K for the second quarter ended June 30, 2016, filed with the SEC on August 10, 2016. There have been no material changes to our indebtedness since the filing of those reports, except for scheduled repayments and as described below.

Institutional secured term loans

Celtago II Facility

In July 2016, AerCap entered a new $0.7 billion secured credit facility. The facility will be used to finance 13 new and used aircraft and has a maturity date of November 2022.

14. Income taxes

Our effective tax rate was 16.5% and 14.5% for the three and nine months ended September 30, 2016, respectively and 13.5% for the three and nine months ended September 30, 2015. The increase in our effective tax rate during the three months ended September 30, 2016 was primarily due to a valuation allowance related to the AeroTurbine losses recognized during the third quarter of 2016. Our effective tax rate for the full year 2015 was 13.9%. Our effective tax rate in any year is impacted by the source and amount of earnings among our different tax jurisdictions.

15. Equity

In February 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $400 million of AerCap ordinary shares through June 30, 2016. We completed this share repurchase program on June 1, 2016.

In May 2016, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through September 30, 2016. We completed this share repurchase program on September 7, 2016.

In August 2016, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through December 31, 2016. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of common shares to be purchased will be determined by the Company’s management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

During the nine months ended September 30, 2016, we repurchased an aggregate of 19,332,232 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $37.50 per ordinary share.

During the nine months ended September 30, 2016, our Board of Directors cancelled 15,563,862 ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.

Between October 1, 2016 and November 4, 2016, we repurchased an aggregate of 1,716,300 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $40.21 per ordinary share.

In November 2016, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through March 31, 2017. See Note 26 — Subsequent events.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Movements in equity during the nine months ended September 30, 2016 and 2015 were as follows:

	Nine Months Ended September 30, 2016
	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
Balance at beginning of period	$8,348,963	$76,846	$8,425,809
Dividends paid	—	(11,458)	(11,458)
Repurchase of shares	(724,958)	—	(724,958)
Share-based compensation, net of issuance of shares	66,357	—	66,357
Total other comprehensive income (loss)	679,156	(7,879)	671,277
Balance at end of period	$8,369,518	$57,509	$8,427,027

	Nine Months Ended September 30, 2015
	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
Balance at beginning of period	$7,863,777	$78,771	$7,942,548
Dividends paid	—	(247)	(247)
Repurchase of shares	(761,228)	—	(761,228)
Share-based compensation, net of issuance of shares	42,399	—	42,399
Total other comprehensive income (loss)	914,877	(2,061)	912,816
Balance at end of period	$8,059,825	$76,463	$8,136,288

16.  Selling, general and administrative expenses

Selling, general and administrative expenses consisted of the following for the three and nine months ended September 30, 2016 and 2015:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Personnel expenses	$33,445	$36,033	$102,350	$113,890
Share-based compensation	25,611	25,083	76,294	75,177
Travel expenses	4,988	5,977	15,690	17,294
Professional services	6,397	9,949	24,180	31,180
Office expenses	5,703	7,219	16,076	21,868
Directors’ expenses	660	661	2,512	2,200
Other expenses	3,946	6,269	17,142	16,120
	$80,750	$91,191	$254,244	$277,729

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

17. Other income

Other income consisted of the following for the three and nine months ended September 30, 2016 and 2015:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2016		2015	2016		2015
Management fees	$5,675		$5,539	$14,726		$16,256
Interest and other income	18,139	(a)	20,003	42,256	(a)	87,297
	$23,814		$25,542	$56,982		$103,553

(a)         During the three and nine months ended September 30, 2016, we recognized income from net insurance proceeds of $57.1 million and $59.4 million, respectively. In addition, during the three and nine months ended September 30, 2016, we incurred an expense of $36.0 million related to a lower of cost or market adjustment of AeroTurbine’s parts inventory as a result of the downsizing. Please refer to Note 19—AeroTurbine restructuring.

18. Asset impairment

During the three months ended September 30, 2016, we recognized impairment charges of $15.1 million on 11 aircraft. The impairment charges related to lease terminations and amendments of lease agreements for four aircraft, for which we retained maintenance related balances and recognized $20.3 million of maintenance rents upon lease termination or amendment and seven aircraft that are part of sale transactions and were classified as flight equipment held for sale. The impairments on these four aircraft were recognized as their net book values were no longer supportable based on our latest cash flow estimates for each of these assets.

During the nine months ended September 30, 2016, we recognized impairment charges of $70.2 million on 33 aircraft. The impairment charges related to lease terminations and amendments of lease agreements for 23 aircraft, for which we retained maintenance related balances and recognized $82.5 million of basic lease rents and maintenance rents upon lease termination or amendment and ten aircraft that are part of sale transactions and were classified as flight equipment held for sale. The impairments on the 23 aircraft were recognized as their net book values were no longer supportable based on our latest cash flow estimates for each of these assets.

During the three months ended September 30, 2015, we recognized impairment charges of $7.9 million primarily related to two older aircraft that were redelivered from the respective lessees. We received or retained lease-end maintenance compensation, and recognized $18.6 million of maintenance rents and other receipts upon redelivery.

During the nine months ended September 30, 2015, we recognized impairment charges of $15.4 million related to six aircraft that were redelivered and subsequently sold or parted-out and nine engines. We recognized $18.6 million of lease-end maintenance rents and other receipts related to two aircraft. The impairments on the other four aircraft and the engines were recognized as their net book values were no longer supportable based on our latest cash flow estimates for each of these assets.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

19. AeroTurbine restructuring

At the end of 2015, we made the decision to restructure and downsize the AeroTurbine business, after the completion of which, AeroTurbine would only provide services to support AerCap’s aircraft leasing business. Since we made this decision, AeroTurbine has been actively reducing its total assets by disposing of engines from its engine leasing portfolio as well as parts from its inventory.

In September 2016, AeroTurbine entered into a letter of intent to dispose of its storage and maintenance facility located in Goodyear, Arizona, which resulted in a write-down of assets and associated intangible assets of $18.2 million. In September 2016, we also completed a review of AeroTurbine’s engine leasing portfolio and identified the specific engines for longer-term use and support of AerCap’s core aircraft leasing business, as well as the specific engines to be sold by AeroTurbine to third parties in the short term. As a result, we recognized impairments of $9.2 million, related primarily to older, out-of-production engines.

The planned sale of the Goodyear facility and the engine portfolio review, together, triggered our decision to accelerate the final phase of the AeroTurbine downsizing. We performed a review of AeroTurbine’s parts inventory, and recognized a lower of cost or market adjustment of $36.0 million based on current available information. Please see Note 17—Other income. The lower of cost or market adjustment related primarily to older, out-of-production assets, and also reflects our decision to accelerate the downsizing of AeroTurbine generally, including ascribing a discount to reflect the expected cost of potential consignment transactions for the remaining inventory.

We recorded the following charges in transaction, integration and restructuring related expenses in our Condensed Consolidated Income Statements during the three and nine months ended September 30, 2016.

	Three Months Ended	Nine Months Ended
	September 30, 2016	September 30, 2016
Write-down of assets related to Goodyear facility and FAA license	$18,196	$18,196
Leased engines impairment	9,187	15,392
Severance expenses	1,593	11,529
	$28,976	$45,117

In addition to the charges described above, during the three and nine months ended September 30, 2016, we incurred other operating losses of $8.0 million and $28.7 million, respectively, bringing AeroTurbine’s total pre-tax loss to $73.0 million and $109.8 million, respectively.

20. Earnings per ordinary share

Basic earnings per share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 3,327,489 and 222,600 unvested restricted stock as of September 30, 2016 and 2015, respectively. For the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. The number of shares excluded from diluted shares outstanding was nil and 36,666 for the three months ended September 30, 2016 and 2015, respectively, and nil and 36,666 for the nine months ended September 30, 2016 and 2015, respectively, because the effect of including these shares in the calculation would have been anti-dilutive.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

The computations of basic and diluted EPS for the three and nine months ended September 30, 2016 and 2015 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net income for the computation of basic EPS	$225,627	$293,917	$681,980	$914,521
Weighted average ordinary shares outstanding - basic	181,710,294	197,264,160	188,752,244	206,054,934
Basic EPS	$1.24	$1.49	$3.61	$4.44

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net income for the computation of diluted EPS	$225,627	$293,917	$681,980	$914,521
Weighted average ordinary shares outstanding - diluted	185,326,517	199,215,352	191,874,286	208,568,730
Diluted EPS	$1.22	$1.48	$3.55	$4.38

The computations of outstanding shares for basic EPS as of September 30, 2016, December 31, 2015 and September 30, 2015 were as follows:

	September 30, 2016	December 31, 2015	September 30, 2015
	Number of ordinary shares
Ordinary shares issued	187,847,345	203,411,207	213,109,795
Treasury shares	(6,103,711)	(3,069,003)	(15,577,158)
Ordinary shares outstanding	181,743,634	200,342,204	197,532,637
Unvested restricted stock	(3,327,489)	(3,030,724)	(222,600)
Ordinary shares outstanding for basic EPS	178,416,145	197,311,480	197,310,037

21.  Variable interest entities

Our leasing and financing activities require us to use many forms of entities to achieve our business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all the VIE’s activities, or being the sole shareholder of the VIE.

During the nine months ended September 30, 2016, we have not provided any financial support to any of our VIEs that we were not contractually obligated to provide.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Consolidated VIEs

As of September 30, 2016 and December 31, 2015, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs. The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 13—Debt.

Wholly-owned ECA and Ex-Im financing vehicles

We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.

Other secured financings

We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.

Wholly-owned leasing entities

We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.

Limited recourse financing structures

We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, and we absorb the majority of the risks and rewards of these entities.

AerCap Partners I

AerCap Partners I Holding Limited (“AerCap Partners I”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners I for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

As of September 30, 2016, AerCap Partners I had a portfolio consisting of eight Boeing 737NG aircraft. During the second quarter of 2016, AerCap Partners I entered into a sale agreement with a third party for the sale of three Boeing 737NG aircraft with leases attached, which were all completed as of September 30, 2016. As of September 30, 2016, AerCap Partners I had $84.7 million outstanding under a senior debt facility, which is guaranteed by us, and $63.8 million of subordinated debt outstanding, consisting of $31.9 million from us and $31.9 million from our joint venture partner.

AerCap Partners II

AerCap Partners II Holding Limited (“AerCap Partners II”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners II for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

As of September 30, 2016, AerCap Partners II had a portfolio consisting of three Airbus A320 aircraft. As of September 30, 2016, AerCap Partners II had $50.9 million outstanding under an ECA senior debt facility, which is guaranteed by us, and $16.8 million of subordinated debt outstanding, consisting of $8.4 million from us and $8.4 million from our joint venture partner.

AerCap Partners 767

AerCap Partners 767 Limited (“AerCap Partners 767”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners 767 for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

As of September 30, 2016, AerCap Partners 767 had a portfolio consisting of two Boeing 767-300ER aircraft. As of September 30, 2016, AerCap Partners 767 had $17.4 million outstanding under a senior debt facility, which is limited recourse to us, and $31.0 million of subordinated debt outstanding, consisting of $15.5 million from us and $15.5 million from our joint venture partner.

ALS II

We hold a 5% equity investment and 100% of the subordinated fixed rate deferrable interest asset backed notes (“ALS II Class E-1 Notes”) in ALS II. We provide lease management, insurance management and aircraft asset management services to ALS II for a fee. We have determined that we are the PB of the entity because we have control and we absorb the majority of the risks and rewards of the entity.

As of September 30, 2016, ALS II had a portfolio consisting of 26 Airbus A320 Family aircraft. As of September 30, 2016, ALS II had $85.4 million of senior Class A notes outstanding and $350.0 million of ALS II Class E-1 Notes outstanding due to us. During the second quarter of 2016, ALS II entered into a sale agreement with a third party for the sale of four aircraft with leases attached, which were all completed as of September 30, 2016.

AerFunding

We hold a 5% equity investment and 100% of the subordinated fixed rate deferrable interest asset backed notes (“AerFunding Class E-1 Notes”) in AerFunding. We provide lease management, insurance management and aircraft asset management services to AerFunding for a fee. We have determined that we are the PB of the entity because we have control and we absorb the majority of the risks and rewards of the entity.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

As of September 30, 2016, AerFunding had a portfolio consisting of 11 Airbus A320 Family aircraft, five Airbus A330 aircraft, eight Boeing 737NG aircraft and two Boeing 787 aircraft. As of September 30, 2016, AerFunding had $864.7 million outstanding under a secured revolving credit facility and $258.4 million of AerFunding Class E-1 Notes outstanding due to us.

AerLift Jet

AerLift Jet is a 50%-50% joint venture owned by us and a U.S.-based aircraft leasing company. We provide lease management, insurance management and aircraft asset management services to AerLift Jet for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.

During the nine months ended September 30, 2016, AerLift Jet sold its four aircraft and repaid all amounts previously outstanding under its secured bank loans. AerLift Jet did not own any aircraft as of September 30, 2016.

Non-consolidated VIEs

The following table presents our maximum exposure to loss in VIEs for which we are not the PB as of September 30, 2016 and December 31, 2015:

	September 30, 2016	December 31, 2015
Carrying value of investments	$115,071	$114,711
Carrying value of the ALS Note Receivable	90,962	85,747
Debt guarantees	195,859	248,105
Maximum exposure to loss	$401,892	$448,563

The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value and outstanding debt guarantees were called upon in full.

AerDragon

AerDragon is a joint venture with 50% owned by China Aviation Supplies Holding Company and the other 50% owned equally by us, affiliates of Crédit Agricole Corporate and Investment Bank, and East Epoch Limited. This joint venture enhances our presence in the Chinese market and our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. We provide certain aircraft- and accounting-related services to AerDragon, and guarantee debt secured by certain aircraft which AerDragon purchased directly from us for a fee. As of September 30, 2016 and December 31, 2015, we guaranteed debt of $4.4 million and $7.5 million, respectively, for AerDragon. With the exception of the debt for which we act as a guarantor, the obligations of AerDragon are non-recourse to us.

As of September 30, 2016, AerDragon had 29 narrowbody aircraft on lease to ten airlines. During the third quarter of 2016, AerDragon completed the sale of one widebody aircraft with lease attached to a third party.

We have determined that AerDragon is a VIE, in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in AerDragon under the equity method of accounting.

AerLift

AerLift is a joint venture in which we have a 39% interest. We provide asset and lease management, insurance management and cash management services to AerLift for a fee. As of September 30, 2016 and December 31, 2015, we guaranteed debt of $128.3 million and $168.9 million, respectively, for AerLift. Other than the debt for which we act as a guarantor, the debt obligations of AerLift are non-recourse to us.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

As of September 30, 2016, AerLift owned four aircraft. During the nine months ended September 30, 2016, AerLift completed the sale of two aircraft. We have determined that AerLift is a VIE in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in AerLift under the equity method of accounting.

ACSAL

In June 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL, an affiliate of Guggenheim, in exchange for cash, and we made a capital contribution to ACSAL in exchange for 19% of its equity. We provide aircraft asset and lease management services to ACSAL for a fee. As of September 30, 2016, ACSAL continued to own the eight aircraft.

We determined that ACSAL is a VIE in which we do not have control and therefore we are not the PB. We do have significant influence and, accordingly, we account for our investment in ACSAL under the equity method of accounting.

AerCap Partners III

In 2010, we entered into a 50% joint venture, AerCap Partners III Holdings Limited (“AerCap Partners III”), which initially owned three Airbus A330 aircraft. On June 1, 2011, we sold our 50% interest in the three Airbus A330 aircraft but we continued to guarantee debt for AerCap Partners III for a fee. As of September 30, 2016 and December 31, 2015, we guaranteed debt of $63.1 million and $71.7 million, respectively, for AerCap Partners III. Subsequent to September 30, 2016, AerCap Partners III was unwound and we no longer act as a guarantor for the debt of AerCap Partners III. Other than the debt for which we acted as a guarantor, the obligations of AerCap Partners III were non-recourse to us. As of September 30, 2016 and December 31, 2015, we determined that AerCap Partners III was a VIE in which we did not have control and therefore we were not the PB.

ALS

In 2012, we completed the sale of our equity interest (E-Notes) in Aircraft Lease Securitisation Limited (“ALS”) to Guggenheim Partners, LLC. In addition, we obtained financing (the “ALS Coupon Liability”) in return for which we received a contingent asset (the “ALS Note Receivable”) with the substance of a structured note. Repayments of the ALS Coupon Liability are equal to an annual 8% coupon of the purchase price, paid until the earlier of December 2016 or the month in which the senior securities issued by ALS (the “G-Notes”), are fully repaid. The ALS Note Receivable will be received following the repayment of the G-Notes and is equal to a maximum of 20% of the portfolio cash flows on a pro rata basis up to a cap which will be equal to the total ALS Coupon Liability. As of September 30, 2016 and December 31, 2015, the ALS Note Receivable was $91.0 million and $85.7 million, respectively, and the amount outstanding under the ALS Coupon Liability was $7.3 million and $28.0 million, respectively. We have determined that ALS is a VIE in which we do not have control and therefore we are not the PB.

AerCo

We had an economic interest in AerCo Limited (“AerCo”). AerCo was an aircraft securitization vehicle in which we held the most junior class of subordinated notes and certain notes immediately senior to those junior notes. On August 4, 2015, AerCo entered into a creditor’s winding up. On October 15, 2015, AerCo disclosed that no further payments of interest or principal would be made in respect of the classes of notes held by us. On February 16, 2016, AerCo was dissolved. Hence, we did not realize any value from the creditor’s winding up of AerCo. We provided a variety of management services to AerCo for which we received fees. AerCo was a VIE for which we determined that we did not have control and were not the PB and, accordingly, we did not consolidate the financial results of AerCo in our Condensed Consolidated Financial Statements. Historically, the investment in AerCo had been written down to zero.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Other variable interest entities

We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entity’s economic performance. Our variable interest in these entities consists of servicing fees that we receive for providing aircraft management services.

22.  Related party transactions

AIG

As a result of the ILFC Transaction, AIG held a significant ownership interest in AerCap. Following both secondary public offerings and the Share Repurchase, AIG no longer owns any of our outstanding ordinary shares. See Note 1—General. AIG and its subsidiaries were considered related parties between May 14, 2014, the closing date of the ILFC Transaction, and August 24, 2015, when AIG sold its remaining AerCap ordinary shares and when AIG’s remaining designee resigned from AerCap’s Board of Directors.

Debt

We have a senior unsecured revolving credit facility with AIG as lender and administrative agent. We paid fees of $0.6 million and $4.1 million from July 1, 2015 through August 24, 2015 and from January 1, 2015 through August 24, 2015, respectively.

We issued junior subordinated notes due 2045 to AIG. See Note 1—General. We paid no fees or interest to AIG from July 1, 2015 through August 24, 2015 or from January 1, 2015 through August 24, 2015 for these notes.

Derivatives

We had interest rate swap agreements with AIG Markets, Inc., a wholly-owned subsidiary of AIG, that matured during 2015. The net effect in our Condensed Consolidated Income Statements from July 1, 2015 through August 24, 2015 and from January 1, 2015 through August 24, 2015 from derivative contracts with AIG Markets, Inc. was nil, as the cash expense of $0.1 million and $1.3 million, respectively, was offset by a mark-to-market gain of $0.1 million and $1.3 million, respectively.

Management fees

We received management fees of $1.6 million and $5.1 million from July 1, 2015 through August 24, 2015 and from January 1, 2015 through August 24, 2015, respectively, from affiliates of AIG.

AerDragon

We provide certain aircraft- and accounting-related services to, and guarantee certain debt of, AerDragon, a joint venture accounted for under the equity method. We charged AerDragon a fee for these services of $0.2 million and $0.1 million during the three months ended September 30, 2016 and 2015, respectively, and $0.4 million and $0.3 million during the nine months ended September 30, 2016 and 2015, respectively. In addition, we received a dividend of $1.7 million and $1.7 million from AerDragon during the three and nine months ended September 30, 2016, respectively.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

ACSAL

We provide aircraft asset and lease management services to ACSAL, an investment accounted for under the equity method, for which we received a fee of $0.2 million and $0.1 million during the three months ended September 30, 2016 and 2015, respectively, and $0.4 million and $0.4 million during the nine months ended September 30, 2016 and 2015, respectively.

AerLift

We provide a variety of management services to, and guarantee certain debt of, AerLift, a joint venture accounted for under the equity method, for which we received a fee of $1.0 million and $0.7 million during the three months ended September 30, 2016 and 2015, respectively, and $2.4 million and $2.2 million during the nine months ended September 30, 2016 and 2015, respectively. In addition, we received dividends of $4.7 million and $7.5 million from AerLift during the three and nine months ended September 30, 2016, respectively.

AerCo

AerCo was an aircraft securitization vehicle in which we held the most junior class of subordinated notes and certain notes immediately senior to those junior notes. On February 16, 2016, AerCo was dissolved. During the three and nine months ended September 30, 2015, we provided a variety of management services to AerCo for which we received fees of $0.6 million and $1.3 million, respectively.

23.  Commitments and contingencies

Aircraft on order

As of September 30, 2016, we had commitments to purchase 439 new aircraft scheduled for delivery through 2022. The majority of these commitments are based upon purchase agreements with Boeing, Airbus and Embraer. These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired.

Movements in prepayments on flight equipment during the nine months ended September 30, 2016 and 2015 were as follows:

	Nine Months Ended September 30,
	2016	2015
Prepayments on flight equipment at beginning of period	$3,300,426	$3,486,514
Prepayments made during the period	516,910	616,482
Interest capitalized during the period	79,775	55,230	(a)
Prepayments and capitalized interest applied to the purchase of flight equipment	(615,914)	(722,214)
Prepayments on flight equipment at end of period	$3,281,197	$3,436,012

(a)         Includes an out of period adjustment of $16.9 million recorded during the nine months ended September 30, 2015.

Additional details of our commitments and contingencies can be found in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016.

Asset value guarantees

We have potential obligations under contracts that guarantee a portion of the residual value of aircraft owned by third parties. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. As of September 30, 2016, eight guarantee contracts were outstanding.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

We regularly review the underlying values of the aircraft collateral to determine our exposure under these asset value guarantees. We did not record any asset value guarantee loss provisions during the three or nine months ended September 30, 2016 or 2015, respectively.

As of September 30, 2016 and December 31, 2015, the carrying value of the asset value guarantee liability was $37.5 million, and was included in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. As of September 30, 2016, the maximum aggregate potential commitment that we were obligated to pay under these guarantees, including those exercised, and without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $168.4 million.

Other guarantees

We guarantee the future re-lease or extension rental rates and other costs of four aircraft sold, up to agreed maximum amounts for each aircraft. These guarantees expire when qualifying re-lease or extension agreements are signed but no later than 2018. We are obligated to perform under these guarantees if the contracted net re-lease or extension rates do not equal or exceed the specified amounts in the guarantees.

We guarantee the replacement lease rental cash flows of two aircraft sold, in the event of a default by the current lessee and resulting lease termination, up to agreed maximum amounts for each aircraft. These guarantees expire in 2020. We are obligated to perform under these guarantees, in the event of current lessee default and resulting lease termination, and if the contracted net replacement lease rental rates do not equal or exceed the rental amounts in the current lease contracts.

As of September 30, 2016 and December 31, 2015, the carrying value of these guarantees was $12.4 million and $9.9 million, respectively, and was included in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. As of September 30, 2016, the maximum undiscounted aggregate future guarantee payments that we could be obligated to make under these guarantees, without offset for the projected net future re-lease or extension rates, were approximately $32.9 million.

Legal proceedings

General

In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.

VASP litigation

We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The Appellate Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the “STJ”) dismissed our then-pending appeal and on April 5, 2006, a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap’s extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. The Federal Supreme Court is not bound by the opinion of the Attorney General. While we have been advised that it would be normal practice to take such an opinion into consideration, there are no assurances that the Federal Supreme Court will rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the STJ would be.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then we, VASP and the court have appointed experts to assist the court in calculating damages. Our appointed expert has concluded that no damages were incurred. The VASP-appointed expert has concluded that substantial damages were incurred, and has claimed that such damages should reflect monetary adjustments and default interest for the passage of time. The court-appointed expert has also concluded that no damages were incurred. The public prosecutor had filed an opinion that supports the view of the VASP-appointed expert. In response to that opinion, the court-appointed expert reaffirmed his conclusion. A subsequently-appointed public prosecutor has since filed a new opinion that is less supportive of the VASP-appointed expert’s opinion. The procedure is ongoing. We believe, and we have been advised, that it is not probable that VASP will be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain, and the court is conducting its own analysis and will reach its own conclusion. The amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

In July 2006, we brought a claim for damages against VASP in the English courts, seeking damages incurred by AerCap as a result of VASP’s default under seven leases that were governed by English law. VASP filed applications challenging the jurisdiction of the English court, and sought to adjourn the jurisdictional challenge pending the sale of some of its assets in Brazil. We opposed this application and by an order dated March 6, 2008, the English court dismissed VASP’s applications.

In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009, we obtained a default judgment in which we were awarded approximately $40.0 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be asserted in the VASP bankruptcy. The STJ granted AerCap’s application and entered an order ratifying the English judgment. Although VASP appealed that order, it is fully effective pending a resolution of VASP’s appeal of the order ratifying the English judgment.

On November 6, 2012, the STJ ruled in favor of VASP on its appeal from the order placing it in bankruptcy. Acting alone, the reporting justice of the appellate panel ordered the bankruptcy revoked and the matter converted to a judicial reorganization. Several creditors of VASP appealed that ruling to the full panel of the STJ. On December 17, 2012, the Special Court of the STJ reversed the ruling of the reporting justice and upheld the order placing VASP in bankruptcy. The decision was published on February 1, 2013. On February 25, 2013, the lapse of time for appeal (res judicata) was certified.

In addition to our claim in the English courts, AerCap has also brought actions against VASP in the Irish courts to recover damages incurred as a result of VASP’s default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP’s bankruptcy, the Irish action went forward. Upon VASP’s failure to appear, the High Court entered default judgment in favor of AerCap, finding VASP liable for breach of its obligations under the leases. On October 24, 2014, the High Court entered judgment in favour of AerCap, awarding us damages in the amount of approximately $36.9 million. We are presently seeking to have the Irish judgment ratified by the STJ in Brazil, so that it might be asserted in the VASP bankruptcy.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Transbrasil litigation

In the early 1990s, two AerCap-related companies (the “AerCap Lessors”) leased an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with GECC and certain of its affiliates (collectively with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap lessors and GE Lessors (collectively the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.

Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals were subsequently admitted for hearing.

In July 2011, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil’s calculations were greatly exaggerated.

Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim. The court appointed an expert to determine the measure of damages and the defendants appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants’ attempts to collect on the Notes.

In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the “New York Action”), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and their defense of Transbrasil’s lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

In October 2013, the STJ granted the special appeals filed by GECAS and its related parties, effectively reversing the 2010 Judgment in most respects as to all of the Lessors.

In February 2014, Transbrasil appealed the STJ’s ruling of October 2013 to another panel of the STJ.

In light of the STJ’s ruling of October 2013, the trial court has ordered the dismissal of two of Transbrasil’s Provisional Enforcement Actions — those seeking statutory penalties and attorneys’ fees. The TJSP has since affirmed the dismissals of those actions. Transbrasil’s Provisional Enforcement Action with respect to the Indemnity Claim remains pending; however, the action has currently been stayed pending a final decision in the Transbrasil Lawsuit.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Yemen Airways-Yemenia litigation

ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier (“Hassanati Action”). The Hassanati plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The Hassanati Action commenced in January 2011 and is pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC’s favor and dismissed all of the Hassanati plaintiffs’ remaining claims. The Hassanati plaintiffs appealed. On March 22, 2016, the appellate court rejected the appeal. On April 22, 2016, the Hassanati plaintiffs refiled their action at the trial court. On August 29, 2014, a new group of plaintiffs filed a lawsuit against ILFC in the United States District Court for the Central District of California (the “Abdallah Action”). The Abdallah Action claims unspecified damages from ILFC on the same theory as does the Hassanati Action. We believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance in respect of both the Hassanati Action and the Abdallah Action.

24.  Fair value measurements

The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include our own data.

Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

Assets and liabilities measured at fair value on a recurring basis

As of September 30, 2016 and December 31, 2015, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of September 30, 2016 and December 31, 2015:

	September 30, 2016
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$11,789	$—	$11,789	$—

Liabilities
Derivative liabilities	3,248	—	3,248	—

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$18,965	$—	$18,965	$—

Liabilities
Derivative liabilities	21	—	21	—

Assets and liabilities measured at fair value on a non-recurring basis

We measure the fair value of certain definite-lived intangible assets and our flight equipment on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Additional details of recoverability assessments performed on our flight equipment and certain definite-lived intangible assets are described in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016.

Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of flight equipment and definite-lived intangible assets are classified as Level 3 valuations.

Definite-lived intangible assets

We use the income approach to measure the fair value of definite-lived intangible assets, which is based on the present value of estimated future cash flows to be generated from the asset.

We impaired certain definite-lived intangible assets to fair value during three and nine months ended September 30, 2016 as the carrying value of these assets was not expected to be recoverable based on the revised cash flow estimates. Please refer to Note 19—AeroTurbine restructuring for further details.

Flight equipment

Inputs to non-recurring fair value measurements categorized as level 3

We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the estimated future cash flows for flight equipment include current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.

The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future part-out of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the market attractiveness of the aircraft type, the likely debt and equity financing components, and the required returns of those financing components.

During the three months ended September 30, 2016, we recognized impairment charges of $15.1 million on 11 aircraft. The impairments were related to seven aircraft that are part of sale transactions and were classified as flight equipment held for sale. The impairments on the remaining four aircraft were primarily due to lease terminations and amendments of lease agreements, for which we retained maintenance related balances and recognized $20.3 million of maintenance rents upon lease termination or amendment. The impairments on these four aircraft were recognized as their net book values were no longer supportable based on our latest cash flow estimates for each of these assets.

During the nine months ended September 30, 2016, we recognized impairment charges of $70.2 million on 33 aircraft. The impairments were related to ten aircraft that are part of sale transactions and were classified as flight equipment held for sale. The impairments on the remaining 23 aircraft were primarily due to lease terminations and amendments of lease agreements, for which we retained maintenance related balances and recognized $82.5 million of basic lease rents and maintenance rents upon lease termination or amendment. The impairments on these 23 aircraft were recognized as their net book values were no longer supportable based on our latest cash flow estimates for each of these assets.

Sensitivity to changes in unobservable inputs

When estimating the fair value measurement of flight equipment, we consider the effect of a change in a particular assumption independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on inputs.

The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan-to-value ratios. The remaining estimated holding period and non-contractual cash flows represent management’s estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.

Fair value disclosures of financial instruments

The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short term nature (Level 1). The fair value of notes receivables approximates its carrying value (Level 2). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2). The fair value of guarantees is determined by reference to the fair market value or future lease cash flows of the underlying aircraft and the guaranteed amount (Level 3).

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

The carrying amounts and fair values of our most significant financial instruments as of September 30, 2016 and December 31, 2015 were as follows:

	September 30, 2016
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$2,228,019		$2,228,019	$2,228,019	$—	$—
Restricted cash	424,998		424,998	424,998	—	—
Derivative assets	11,789		11,789	—	11,789	—
Notes receivables	116,899		116,899	—	116,899	—
	$2,781,705		$2,781,705	$2,653,017	$128,688	$—
Liabilities
Debt	$28,161,441	(a)	$28,558,353	$—	$28,558,353	$—
Derivative liabilities	3,248		3,248	—	3,248	—
Guarantees	49,916		49,668	—	—	49,668
	$28,214,605		$28,611,269	$—	$28,561,601	$49,668

(a)             Excludes debt issuance costs and debt discounts.

	December 31, 2015
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$2,403,098		$2,403,098	$2,403,098	$—	$—
Restricted cash	419,447		419,447	419,447	—	—
Derivative assets	18,965		18,965	—	18,965	—
Notes receivables	116,197		116,197	—	116,197	—
	$2,957,707		$2,957,707	$2,822,545	$135,162	$—
Liabilities
Debt	$29,806,843	(a)	$29,915,965	$—	$29,915,965	$—
Derivative liabilities	21		21	—	21	—
Guarantees	47,380		46,827	—	—	46,827
	$29,854,244		$29,962,813	$—	$29,915,986	$46,827

(a)         Excludes debt issuance costs and debt discounts.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

25. Supplemental guarantor financial information

The following supplemental financial information is presented to comply with Rule 3-10 of Regulation S-X.

AerCap Aviation Notes

In May 2012, AerCap Aviation Solutions B.V. (“AerCap Aviation Solutions”), a 100%-owned finance subsidiary of AerCap Holdings N.V. (the “Parent Guarantor”), issued $300.0 million of 6.375% senior unsecured notes due 2017 (the “AerCap Aviation Notes”). The AerCap Aviation Notes are fully and unconditionally guaranteed by the Parent Guarantor.

In November 2012, we entered into a $285.0 million unsecured revolving credit facility which was guaranteed by AerCap Aviation Solutions and AerCap Ireland Limited (“AerCap Ireland”). The guarantee by AerCap Ireland under this facility triggered a springing guarantee under the AerCap Aviation Notes indenture, as a result of which AerCap Ireland also fully and unconditionally guarantees the AerCap Aviation Notes.

The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of September 30, 2016 and December 31, 2015, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Comprehensive Income for the three and nine months ended September 30, 2016 and 2015, and the Condensed Consolidating Statements of Cash Flows for the nine months ended September 30, 2016 and 2015 of (i) the Parent Guarantor; (ii) AerCap Aviation Solutions; (iii) AerCap Ireland; (iv) the non-guarantor subsidiaries; (v) elimination entries necessary to consolidate the Parent Guarantor with AerCap Aviation Solutions, AerCap Ireland and the non-guarantor subsidiaries; and (vi) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to AerCap Ireland and AerCap Aviation Solutions have not been provided because AerCap Ireland and AerCap Aviation Solutions are 100%-owned by the Parent Guarantor, all guarantees are full and unconditional and the Parent Guarantor’s financial statements have been filed in this interim report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Balance Sheet

	September 30, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Assets
Cash and cash equivalents	$23	$—	$1,090	$1,115	$—	$2,228
Restricted cash	—	—	12	413	—	425
Flight equipment held for operating leases, net	—	—	1,178	29,699	—	30,877
Maintenance rights intangible and lease premium, net	—	—	57	2,366	—	2,423
Flight equipment held for sale	—	—	—	343	—	343
Net investment in finance and sales-type leases	—	—	—	754	—	754
Prepayments on flight equipment	—	—	—	3,281	—	3,281
Investments including investments in subsidiaries	9,035	—	4,025	115	(13,060)	115
Intercompany receivables	18	—	7,483	5,592	(13,093)	—
Other assets	82	2	353	915	—	1,352
Total Assets	$9,158	$2	$14,198	$44,593	$(26,153)	$41,798
Liabilities and Equity
Debt	$—	$299	$49	$27,650	$—	$27,998
Intercompany payables	788	10	5,525	6,770	(13,093)	—
Other liabilities	—	—	360	5,013	—	5,373
Total liabilities	788	309	5,934	39,433	(13,093)	33,371

Total AerCap Holdings N.V. shareholders’ equity	8,370	(307)	8,264	5,103	(13,060)	8,370
Non-controlling interest	—	—	—	57	—	57
Total Equity	8,370	(307)	8,264	5,160	(13,060)	8,427
Total Liabilities and Equity	$9,158	$2	$14,198	$44,593	$(26,153)	$41,798

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Balance Sheet

	December 31, 2015
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Assets
Cash and cash equivalents	$14	$—	$1,193	$1,196	$—	$2,403
Restricted cash	—	—	18	401	—	419
Flight equipment held for operating leases, net	—	—	1,034	31,185	—	32,219
Maintenance rights intangible and lease premium, net	—	—	80	3,059	—	3,139
Flight equipment held for sale	—	—	—	71	—	71
Net investment in finance and sales-type leases	—	—	22	447	—	469
Prepayments on flight equipment	—	—	—	3,300	—	3,300
Investments including investments in subsidiaries	8,290	—	3,385	115	(11,675)	115
Intercompany receivables	46	5	6,157	4,652	(10,860)	—
Other assets	61	—	377	1,176	—	1,614
Total Assets	$8,411	$5	$12,266	$45,602	$(22,535)	$43,749
Liabilities and Equity
Debt	$—	$298	$77	$29,267	$—	$29,642
Intercompany payables	4	—	4,525	6,331	(10,860)	—
Other liabilities	58	2	184	5,437	—	5,681
Total liabilities	62	300	4,786	41,035	(10,860)	35,323

Total AerCap Holdings N.V. shareholders’ equity	8,349	(295)	7,480	4,490	(11,675)	8,349
Non-controlling interest	—	—	—	77	—	77
Total Equity	8,349	(295)	7,480	4,567	(11,675)	8,426
Total Liabilities and Equity	$8,411	$5	$12,266	$45,602	$(22,535)	$43,749

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Three Months Ended September 30, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$—	$40	$1,140	$—	$1,180
Net gain on sale of assets	—	—	1	21	—	22
Other income (loss)	2	—	150	77	(205)	24
Total Revenues and other income	2	—	191	1,238	(205)	1,226
Expenses
Depreciation and amortization	—	—	16	424	—	440
Asset impairment	—	—	—	15	—	15
Interest expense	—	5	107	351	(190)	273
Leasing expenses	—	—	8	121	—	129
Transaction, integration and restructuring related expenses	—	—	—	29	—	29
Selling, general and administrative expenses	(3)	—	15	84	(15)	81
Total Expenses	(3)	5	146	1,024	(205)	967
Income (loss) before income taxes and income of investments accounted for under the equity method	5	(5)	45	214	—	259
Provision for income taxes	(1)	1	(5)	(38)	—	(43)
Equity in net earnings of investments accounted for under the equity method	—	—	—	4	—	4
Net income (loss) before income from subsidiaries	4	(4)	40	180	—	220
Income (loss) from subsidiaries	222	—	165	40	(427)	—
Net income (loss)	$226	$(4)	$205	$220	$(427)	$220
Net loss attributable to non-controlling interest	—	—	—	6	—	6
Net income (loss) attributable to AerCap Holdings N.V.	$226	$(4)	$205	$226	$(427)	$226

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Three Months Ended September 30, 2015
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$—	$34	$1,212	$—	$1,246
Net gain on sale of assets	—	—	—	52	—	52
Other income (loss)	1	—	133	158	(267)	25
Total Revenues and other income	1	—	167	1,422	(267)	1,323
Expenses
Depreciation and amortization	—	—	16	443	—	459
Asset impairment	—	—	—	8	—	8
Interest expense	3	5	67	391	(183)	283
Leasing expenses	—	—	2	131	—	133
Transaction, integration and restructuring related expenses	—	—	—	3	—	3
Selling, general and administrative expenses	31	—	24	121	(84)	92
Total Expenses	34	5	109	1,097	(267)	978
(Loss) income before income taxes and income of investments accounted for under the equity method	(33)	(5)	58	325	—	345
Provision for income taxes	9	1	(7)	(49)	—	(46)
Equity in net losses of investments accounted for under the equity method	—	—	—	(5)	—	(5)
Net (loss) income before income from subsidiaries	(24)	(4)	51	271	—	294
Income (loss) from subsidiaries	318	—	426	49	(793)	—
Net income (loss)	$294	$(4)	$477	$320	$(793)	$294
Net income attributable to non-controlling interest	—	—	—	—	—	—
Net income (loss) attributable to AerCap Holdings N.V.	$294	$(4)	$477	$320	$(793)	$294

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Nine Months Ended September 30, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$—	$126	$3,521	$—	$3,647
Net gain on sale of assets	—	—	—	80	—	80
Other income (loss)	4	—	357	278	(582)	57
Total Revenues and other income	4	—	483	3,879	(582)	3,784
Expenses
Depreciation and amortization	—	—	47	1,311	—	1,358
Asset impairment	—	—	—	70	—	70
Interest expense	—	15	290	1,057	(523)	839
Leasing expenses	1	—	12	427	—	440
Transaction, integration and restructuring related expenses	—	—	—	45	—	45
Selling, general and administrative expenses	44	—	49	220	(59)	254
Total Expenses	45	15	398	3,130	(582)	3,006
(Loss) income before income taxes and income of investments accounted for under the equity method	(41)	(15)	85	749	—	778
Provision for income taxes	5	3	(10)	(111)	—	(113)
Equity in net earnings of investments accounted for under the equity method	—	—	—	9	—	9
Net (loss) income before income from subsidiaries	(36)	(12)	75	647	—	674
Income (loss) from subsidiaries	718	—	563	73	(1,354)	—
Net income (loss)	$682	$(12)	$638	$720	$(1,354)	$674
Net loss attributable to non-controlling interest	—	—	—	8	—	8
Net income (loss) attributable to AerCap Holdings N.V.	$682	$(12)	$638	$728	$(1,354)	$682

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Nine Months Ended September 30, 2015
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$—	$77	$3,629	$—	$3,706
Net gain on sale of assets	—	—	2	138	—	140
Other income (loss)	3	—	336	615	(850)	104
Total Revenues and other income	3	—	415	4,382	(850)	3,950
Expenses
Depreciation and amortization	—	—	36	1,335	—	1,371
Asset impairment	—	—	—	15	—	15
Interest expense	8	15	199	1,192	(588)	826
Leasing expenses	—	—	8	388	—	396
Transaction, integration and restructuring related expenses	—	—	—	8	—	8
Selling, general and administrative expenses	80	—	74	387	(262)	279
Total Expenses	88	15	317	3,325	(850)	2,895
(Loss) income before income taxes and income of investments accounted for under the equity method	(85)	(15)	98	1,057	—	1,055
Provision for income taxes	22	4	(12)	(156)	—	(142)
Equity in net losses of investments accounted for under the equity method	—	—	—	(1)	—	(1)
Net (loss) income before income from subsidiaries	(63)	(11)	86	900	—	912
Income (loss) from subsidiaries	978	—	942	85	(2,005)	—
Net income (loss)	$915	$(11)	$1,028	$985	$(2,005)	$912
Net loss attributable to non-controlling interest	—	—	—	3	—	3
Net income (loss) attributable to AerCap Holdings N.V.	$915	$(11)	$1,028	$988	$(2,005)	$915

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Cash Flows

	Nine Months Ended September 30, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$682	$(12)	$638	$720	$(1,354)	$674
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(718)	—	(563)	(73)	1,354	—
Depreciation and amortization	—	—	47	1,311	—	1,358
Asset impairment	—	—	—	70	—	70
Amortization of debt issuance costs and debt discount	—	1	2	39	—	42
Amortization of lease premium intangibles	—	—	—	15	—	15
Amortization of fair value adjustments on debt	—	—	—	(266)	—	(266)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	1	39	—	40
Maintenance rights write off	—	—	17	467	—	484
Maintenance liability release to income	—	—	(21)	(288)	—	(309)
Net gain on sale of assets	—	—	—	(80)	—	(80)
Deferred income taxes	(5)	(4)	10	107	—	108
Restructuring expenses	—	—	—	34	—	34
Other	47	—	(26)	89	—	110
Cash flow from operating activities before changes in working capital	6	(15)	105	2,184	—	2,280
Working capital	782	15	(185)	(446)	—	166
Net cash provided by (used in) operating activities	788	—	(80)	1,738	—	2,446
Purchase of flight equipment	—	—	(132)	(1,682)	—	(1,814)
Proceeds from sale or disposal of assets	—	—	108	1,720	—	1,828
Prepayments on flight equipment	—	—	—	(602)	—	(602)
Collections of finance and sales-type leases	—	—	—	50	—	50
Movement in restricted cash	—	—	6	(12)	—	(6)
Other	—	—	(13)	—	—	(13)
Net cash used in investing activities	—	—	(31)	(526)	—	(557)
Issuance of debt	—	—	—	3,036	—	3,036
Repayment of debt	—	—	(7)	(4,426)	—	(4,433)
Debt issuance costs paid	—	—	(1)	(27)	—	(28)
Maintenance payments received	—	—	26	584	—	610
Maintenance payments returned	—	—	(27)	(363)	—	(390)
Security deposits received	—	—	20	97	—	117
Security deposits returned	—	—	(3)	(184)	—	(187)
Dividend paid to non-controlling interest holders	—	—	—	(11)	—	(11)
Repurchase of shares and tax withholdings on share-based compensation	(779)	—	—	—	—	(779)
Net cash (used in) provided by financing activities	(779)	—	8	(1,294)	—	(2,065)
Net increase (decrease) in cash and cash equivalents	9	—	(103)	(82)	—	(176)
Effect of exchange rate changes	—	—	—	1	—	1
Cash and cash equivalents at beginning of period	14	—	1,193	1,196	—	2,403
Cash and cash equivalents at end of period	$23	$—	$1,090	$1,115	$—	$2,228

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Cash Flows

	Nine Months Ended September 30, 2015
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$915	$(11)	$1,028	$985	$(2,005)	$912
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(978)	—	(942)	(85)	2,005	—
Depreciation and amortization	—	—	36	1,335	—	1,371
Asset impairment	—	—	—	15	—	15
Amortization of debt issuance costs and debt discount	—	1	—	33	—	34
Amortization of lease premium intangibles	—	—	—	18	—	18
Amortization of fair value adjustments on debt	—	—	—	(348)	—	(348)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	—	59	—	59
Maintenance rights write off	—	—	—	396	—	396
Maintenance liability release to income	—	—	(4)	(75)	—	(79)
Net gain on sale of assets	—	—	(2)	(138)	—	(140)
Deferred income taxes	(22)	(4)	12	153	—	139
Other	48	—	16	24	—	88
Cash flow from operating activities before changes in working capital	(37)	(14)	144	2,372	—	2,465
Working capital	534	14	(699)	92	—	(59)
Net cash provided by (used in) operating activities	497	—	(555)	2,464	—	2,406
Purchase of flight equipment	—	—	(128)	(1,902)	—	(2,030)
Proceeds from sale or disposal of assets	—	—	45	1,042	—	1,087
Prepayments on flight equipment	—	—	—	(643)	—	(643)
Collections of finance and sales-type leases	—	—	1	39	—	40
Movement in restricted cash	—	—	7	325	—	332
Other	—	—	—	(46)	—	(46)
Net cash used in investing activities	—	—	(75)	(1,185)	—	(1,260)
Issuance of debt	300	—	—	2,425	—	2,725
Repayment of debt	—	—	(7)	(3,435)	—	(3,442)
Debt issuance costs paid	—	—	—	(23)	—	(23)
Maintenance payments received	—	—	108	468	—	576
Maintenance payments returned	—	—	(11)	(405)	—	(416)
Security deposits received	—	—	20	127	—	147
Security deposits returned	—	—	(4)	(104)	—	(108)
Repurchase of shares and tax withholdings on share-based compensation	(792)	—	—	—	—	(792)
Net cash (used in) provided by financing activities	(492)	—	106	(947)	—	(1,333)
Net increase (decrease) in cash and cash equivalents	5	—	(524)	332	—	(187)
Effect of exchange rate changes	—	—	—	(2)	—	(2)
Cash and cash equivalents at beginning of period	7	—	816	667	—	1,490
Cash and cash equivalents at end of period	$12	$—	$292	$997	$—	$1,301

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Comprehensive Income

	Three Months Ended September 30, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$226	$(4)	$205	$226	$(427)	$226
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	1	—	1
Total other comprehensive income	—	—	—	1	—	1
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$226	$(4)	$205	$227	$(427)	$227

Condensed Consolidating Statement of Comprehensive Income

	Three Months Ended September 30, 2015
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$294	$(4)	$477	$320	$(793)	$294
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$294	$(4)	$477	$320	$(793)	$294

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Comprehensive Income

	Nine Months Ended September 30, 2016
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$682	$(12)	$638	$728	$(1,354)	$682
Other comprehensive loss:
Net change in fair value of derivatives, net of tax	—	—	—	(3)	—	(3)
Total other comprehensive loss	—	—	—	(3)	—	(3)
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$682	$(12)	$638	$725	$(1,354)	$679

Condensed Consolidating Statement of Comprehensive Income

	Nine Months Ended September 30, 2015
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd.	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$915	$(11)	$1,028	$988	$(2,005)	$915
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$915	$(11)	$1,028	$988	$(2,005)	$915

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

AGAT/AICDC Notes

In May 2014, AerCap Trust and AICDC co-issued $2.6 billion aggregate principal amount of senior unsecured notes, consisting of $400.0 million of 2.75% notes due 2017, $1.1 billion of 3.75% notes due 2019, and $1.1 billion of 4.50% notes due 2021 (collectively, the “Acquisition Notes”).

In September 2014, AerCap Trust and AICDC co-issued $800.0 million aggregate principal amount of 5.00% senior notes due 2021 (the “September 2014 Notes”).

In June 2015, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of senior unsecured notes, consisting of $500.0 million of 4.25% notes due 2020 and $500.0 million of 4.625% notes due 2022 (collectively, the “June 2015 Notes”).

In October 2015, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of 4.625% senior unsecured notes due 2020 (the “October 2015 Notes”).

In May 2016, AerCap Trust and AICDC co-issued $1.0 billion aggregate principal amount of 3.95% senior unsecured notes due 2022 (the “May 2016 Notes”, and together with the Acquisition Notes, the September 2014 Notes, the June 2015 Notes and the October 2015 Notes, the “AGAT/AICDC Notes”). The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by the Parent Guarantor and by AerCap Ireland, AerCap Aviation Solutions, International Lease Finance Corporation and AerCap U.S. Global Aviation LLC (together, the “Subsidiary Guarantors”).

The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of September 30, 2016 and December 31, 2015, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Comprehensive Income for the three and nine months ended September 30, 2016 and 2015, and the Condensed Consolidating Statements of Cash Flows for the nine months ended September 30, 2016 and 2015 of (i) the Parent Guarantor; (ii) AerCap Trust; (iii) AICDC; (iv) the Subsidiary Guarantors on a combined basis; (v) the non-guarantor subsidiaries on a combined basis; (vi) elimination entries necessary to consolidate the Parent Guarantor with AerCap Trust and AICDC, the Subsidiary Guarantors and the non-guarantor subsidiaries; and (vii) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to AerCap Trust, AICDC and the Subsidiary Guarantors have not been provided, as AerCap Trust, AICDC and the Subsidiary Guarantors are 100%-owned by the Parent Guarantor, all guarantees of the AGAT/AICDC Notes are joint and several and full and unconditional and the Parent Guarantor’s financial statements have been filed in this interim report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Balance Sheet

	September 30, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Assets
Cash and cash equivalents	$23	$762	$94	$1,204	$145	$—	$2,228
Restricted cash	—	—	—	12	413	—	425
Flight equipment held for operating leases, net	—	10,978	—	1,320	18,579	—	30,877
Maintenance rights intangible and lease premium, net	—	1,325	—	58	1,040	—	2,423
Flight equipment held for sale	—	182	—	—	161	—	343
Net investment in finance and sales-type leases	—	420	—	179	155	—	754
Prepayments on flight equipment	—	3,012	—	4	265	—	3,281
Investments including investments in subsidiaries	9,035	879	7,033	4,691	115	(21,638)	115
Intercompany receivables	18	12,945	—	7,486	5,854	(26,303)	—
Other assets	82	478	49	535	208	—	1,352
Total Assets	$9,158	$30,981	$7,176	$15,489	$26,935	$(47,941)	$41,798
Liabilities and Equity
Debt	$—	$17,370	$—	$328	$10,300	$—	$27,998
Intercompany payables	788	4,274	5,048	6,349	9,844	(26,303)	—
Other liabilities	—	2,284	—	615	2,474	—	5,373
Total liabilities	788	23,928	5,048	7,292	22,618	(26,303)	33,371

Total AerCap Holdings N.V. shareholders’ equity	8,370	7,053	2,128	8,121	4,336	(21,638)	8,370
Non-controlling interest	—	—	—	76	(19)	—	57
Total Equity	8,370	7,053	2,128	8,197	4,317	(21,638)	8,427
Total Liabilities and Equity	$9,158	$30,981	$7,176	$15,489	$26,935	$(47,941)	$41,798

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Balance Sheet

	December 31, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Assets
Cash and cash equivalents	$14	$769	$62	$1,366	$192	$—	$2,403
Restricted cash	—	—	—	18	401	—	419
Flight equipment held for operating leases, net	—	13,913	—	1,171	17,135	—	32,219
Maintenance rights intangible and lease premium, net	—	1,789	—	82	1,268	—	3,139
Flight equipment held for sale	—	12	—	—	59	—	71
Net investment in finance and sales-type leases	—	193	—	57	219	—	469
Prepayments on flight equipment	—	3,022	—	6	272	—	3,300
Investments including investments in subsidiaries	8,290	633	6,319	4,211	115	(19,453)	115
Intercompany receivables	46	11,541	—	6,152	5,739	(23,478)	—
Other assets	61	619	41	580	342	(29)	1,614
Total Assets	$8,411	$32,491	$6,422	$13,643	$25,742	$(42,960)	$43,749
Liabilities and Equity
Debt	$—	$19,456	$—	$375	$9,811	$—	$29,642
Intercompany payables	4	4,025	4,872	5,473	9,104	(23,478)	—
Other liabilities	58	2,676	14	234	2,728	(29)	5,681
Total liabilities	62	26,157	4,886	6,082	21,643	(23,507)	35,323

Total AerCap Holdings N.V. shareholders’ equity	8,349	6,334	1,536	7,484	4,099	(19,453)	8,349
Non-controlling interest	—	—	—	77	—	—	77
Total Equity	8,349	6,334	1,536	7,561	4,099	(19,453)	8,426
Total Liabilities and Equity	$8,411	$32,491	$6,422	$13,643	$25,742	$(42,960)	$43,749

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Three Months Ended September 30, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$485	$—	$54	$641	$—	$1,180
Net (loss) gain on sale of assets	—	(9)	—	2	29	—	22
Other income (loss)	2	170	—	141	71	(360)	24
Total Revenues and other income	2	646	—	197	741	(360)	1,226
Expenses
Depreciation and amortization	—	183	—	17	240	—	440
Asset impairment	—	8	—	—	7	—	15
Interest expense	—	194	46	114	241	(322)	273
Leasing expenses	—	46	—	8	75	—	129
Transaction, integration and restructuring related expenses	—	—	—	—	29	—	29
Selling, general and administrative expenses	(3)	24	—	16	82	(38)	81
Total Expenses	(3)	455	46	155	674	(360)	967
Income (loss) before income taxes and income of investments accounted for under the equity method	5	191	(46)	42	67	—	259
Provision for income taxes	(1)	(24)	5	(5)	(18)	—	(43)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	4	—	4
Net income (loss) before income from subsidiaries	4	167	(41)	37	53	—	220
Income (loss) from subsidiaries	222	88	257	(35)	(165)	(367)	—
Net income (loss)	$226	$255	$216	$2	$(112)	$(367)	$220
Net loss attributable to non-controlling interest	—	—	—	—	6	—	6
Net income (loss) attributable to AerCap Holdings N.V.	$226	$255	$216	$2	$(106)	$(367)	$226

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Three Months Ended September 30, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$584	$—	$39	$623	$—	$1,246
Net gain (loss) on sale of assets	—	74	—	—	(22)	—	52
Other income (loss)	1	247	—	193	(88)	(328)	25
Total Revenues and other income	1	905	—	232	513	(328)	1,323
Expenses
Depreciation and amortization	—	216	—	20	223	—	459
Asset impairment	—	3	—	—	5	—	8
Interest expense	3	329	38	85	32	(204)	283
Leasing expenses	—	71	—	2	60	—	133
Transaction, integration and restructuring related expenses	—	—	—	3	—	—	3
Selling, general and administrative expenses	31	18	—	82	85	(124)	92
Total Expenses	34	637	38	192	405	(328)	978
(Loss) income before income taxes and income of investments accounted for under the equity method	(33)	268	(38)	40	108	—	345
Provision for income taxes	9	(34)	4	—	(25)	—	(46)
Equity in net losses of investments accounted for under the equity method	—	—	—	—	(5)	—	(5)
Net (loss) income before income from subsidiaries	(24)	234	(34)	40	78	—	294
Income (loss) from subsidiaries	318	43	276	417	(426)	(628)	—
Net income (loss)	$294	$277	$242	$457	$(348)	$(628)	$294
Net income attributable to non-controlling interest	—	—	—	—	—	—	—
Net income (loss) attributable to AerCap Holdings N.V.	$294	$277	$242	$457	$(348)	$(628)	$294

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Nine Months Ended September 30, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$1,542	$—	$165	$1,940	$—	$3,647
Net gain on sale of assets	—	17	—	6	57	—	80
Other income (loss)	4	512	—	332	277	(1,068)	57
Total Revenues and other income	4	2,071	—	503	2,274	(1,068)	3,784
Expenses
Depreciation and amortization	—	596	—	52	710	—	1,358
Asset impairment	—	27	—	—	43	—	70
Interest expense	—	585	140	305	732	(923)	839
Leasing expenses	1	230	—	13	196	—	440
Transaction, integration and restructuring related expenses	—	—	—	—	45	—	45
Selling, general and administrative expenses	44	88	—	34	233	(145)	254
Total Expenses	45	1,526	140	404	1,959	(1,068)	3,006
(Loss) income before income taxes and income of investments accounted for under the equity method	(41)	545	(140)	99	315	—	778
Provision for income taxes	5	(68)	17	(17)	(50)	—	(113)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	9	—	9
Net (loss) income before income from subsidiaries	(36)	477	(123)	82	274	—	674
Income (loss) from subsidiaries	718	228	707	382	(564)	(1,471)	—
Net income (loss)	$682	$705	$584	$464	$(290)	$(1,471)	$674
Net loss attributable to non-controlling interest	—	—	—	—	8	—	8
Net income (loss) attributable to AerCap Holdings N.V.	$682	$705	$584	$464	$(282)	$(1,471)	$682

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Income Statement

	Nine Months Ended September 30, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$—	$1,737	$—	$104	$1,865	$—	$3,706
Net gain (loss) on sale of assets	—	150	—	2	(12)	—	140
Other income (loss)	3	771	—	506	247	(1,423)	104
Total Revenues and other income	3	2,658	—	612	2,100	(1,423)	3,950
Expenses
Depreciation and amortization	—	645	—	48	678	—	1,371
Asset impairment	—	3	—	—	12	—	15
Interest expense	8	964	114	253	510	(1,023)	826
Leasing expenses	—	197	—	19	180	—	396
Transaction, integration and restructuring related expenses	—	—	—	8	—	—	8
Selling, general and administrative expenses	80	99	—	237	263	(400)	279
Total Expenses	88	1,908	114	565	1,643	(1,423)	2,895
(Loss) income before income taxes and income of investments accounted for under the equity method	(85)	750	(114)	47	457	—	1,055
Provision for income taxes	22	(94)	14	6	(90)	—	(142)
Equity in net losses of investments accounted for under the equity method	—	—	—	—	(1)	—	(1)
Net (loss) income before income from subsidiaries	(63)	656	(100)	53	366	—	912
Income (loss) from subsidiaries	978	151	806	985	(942)	(1,978)	—
Net income (loss)	$915	$807	$706	$1,038	$(576)	$(1,978)	$912
Net loss attributable to non-controlling interest	—	—	—	—	3	—	3
Net income (loss) attributable to AerCap Holdings N.V.	$915	$807	$706	$1,038	$(573)	$(1,978)	$915

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Cash Flows

	Nine Months Ended September 30, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$682	$705	$584	$464	$(290)	$(1,471)	$674
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(718)	(228)	(707)	(382)	564	1,471	—
Depreciation and amortization	—	596	—	52	710	—	1,358
Asset impairment	—	27	—	—	43	—	70
Amortization of debt issuance costs and debt discount	—	9	3	4	26	—	42
Amortization of lease premium intangibles	—	5	—	—	10	—	15
Amortization of fair value adjustments on debt	—	(261)	—	—	(5)	—	(266)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	21	—	1	18	—	40
Maintenance rights write off	—	309	—	17	158	—	484
Maintenance liability release to income	—	(144)	—	(21)	(144)	—	(309)
Net gain on sale of assets	—	(17)	—	(6)	(57)	—	(80)
Deferred income taxes	(5)	68	(15)	15	45	—	108
Restructuring expenses	—	—	—	—	34	—	34
Other	47	12	—	(11)	62	—	110
Cash flow from operating activities before changes in working capital	6	1,102	(135)	133	1,174	—	2,280
Working capital	782	757	167	(292)	(1,248)	—	166
Net cash provided by (used in) operating activities	788	1,859	32	(159)	(74)	—	2,446
Purchase of flight equipment	—	(255)	—	(132)	(1,427)	—	(1,814)
Proceeds from sale or disposal of assets	—	778	—	125	925	—	1,828
Prepayments on flight equipment	—	(593)	—	(9)	—	—	(602)
Collections of finance and sales-type leases	—	21	—	14	15	—	50
Movement in restricted cash	—	—	—	6	(12)	—	(6)
Other	—	—	—	(13)	—	—	(13)
Net cash used in investing activities	—	(49)	—	(9)	(499)	—	(557)
Issuance of debt	—	1,000	—	—	2,036	—	3,036
Repayment of debt	—	(2,825)	—	(7)	(1,601)	—	(4,433)
Debt issuance costs paid	—	(9)	—	(1)	(18)	—	(28)
Maintenance payments received	—	229	—	27	354	—	610
Maintenance payments returned	—	(186)	—	(28)	(176)	—	(390)
Security deposits received	—	49	—	25	43	—	117
Security deposits returned	—	(75)	—	(10)	(102)	—	(187)
Dividend paid to non-controlling interest holders	—	—	—	—	(11)	—	(11)
Repurchase of shares and tax withholdings on share-based compensation	(779)	—	—	—	—	—	(779)
Net cash (used in) provided by financing activities	(779)	(1,817)	—	6	525	—	(2,065)
Net increase (decrease) in cash and cash equivalents	9	(7)	32	(162)	(48)	—	(176)
Effect of exchange rate changes	—	—	—	—	1	—	1
Cash and cash equivalents at beginning of period	14	769	62	1,366	192	—	2,403
Cash and cash equivalents at end of period	$23	$762	$94	$1,204	$145	$—	$2,228

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Cash Flows

	Nine Months Ended September 30, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss)	$915	$807	$706	$1,038	$(576)	$(1,978)	$912
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(978)	(151)	(806)	(985)	942	1,978	—
Depreciation and amortization	—	645	—	48	678	—	1,371
Asset impairment	—	3	—	—	12	—	15
Amortization of debt issuance costs and debt discount	—	7	4	—	23	—	34
Amortization of lease premium intangibles	—	5	—	—	13	—	18
Amortization of fair value adjustments on debt	—	(342)	—	—	(6)	—	(348)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	29	—	4	26	—	59
Maintenance rights write off	—	150	—	6	240	—	396
Maintenance liability release to income	—	(40)	—	(8)	(31)	—	(79)
Net (gain) loss on sale of assets	—	(150)	—	(2)	12	—	(140)
Deferred income taxes	(22)	94	(14)	(6)	87	—	139
Other	48	—	—	17	23	—	88
Cash flow from operating activities before changes in working capital	(37)	1,057	(110)	112	1,443	—	2,465
Working capital	534	875	136	(713)	(891)	—	(59)
Net cash provided by (used in) operating activities	497	1,932	26	(601)	552	—	2,406
Purchase of flight equipment	—	(1,313)	—	(128)	(589)	—	(2,030)
Proceeds from sale or disposal of assets	—	596	—	45	446	—	1,087
Prepayments on flight equipment	—	(411)	—	—	(232)	—	(643)
Collections of finance and sales-type leases	—	—	—	1	39	—	40
Movement in restricted cash	—	—	—	7	325	—	332
Other	—	(46)	—	—	—	—	(46)
Net cash used in investing activities	—	(1,174)	—	(75)	(11)	—	(1,260)
Issuance of debt	300	1,500	—	—	925	—	2,725
Repayment of debt	—	(2,010)	—	(7)	(1,425)	—	(3,442)
Debt issuance costs paid	—	(8)	—	—	(15)	—	(23)
Maintenance payments received	—	231	—	108	237	—	576
Maintenance payments returned	—	(185)	—	(11)	(220)	—	(416)
Security deposits received	—	58	—	20	69	—	147
Security deposits returned	—	(8)	—	(4)	(96)	—	(108)
Repurchase of shares and tax withholdings on share-based compensation	(792)	—	—	—	—	—	(792)
Net cash (used in) provided by financing activities	(492)	(422)	—	106	(525)	—	(1,333)
Net increase (decrease) in cash and cash equivalents	5	336	26	(570)	16	—	(187)
Effect of exchange rate changes	—	—	—	—	(2)	—	(2)
Cash and cash equivalents at beginning of period	7	225	14	1,006	238	—	1,490
Cash and cash equivalents at end of period	$12	$561	$40	$436	$252	$—	$1,301

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Comprehensive Income

	Three Months Ended September 30, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$226	$255	$216	$2	$(106)	$(367)	$226
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	1	—	1
Total other comprehensive income	—	—	—	—	1	—	1
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$226	$255	$216	$2	$(105)	$(367)	$227

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

Condensed Consolidating Statement of Comprehensive Income

	Three Months Ended September 30, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$294	$277	$242	$457	$(348)	$(628)	$294
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$294	$277	$242	$457	$(348)	$(628)	$294

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

Condensed Consolidating Statement of Comprehensive Income

	Nine Months Ended September 30, 2016
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$682	$705	$584	$464	$(282)	$(1,471)	$682
Other comprehensive loss:
Net change in fair value of derivatives, net of tax	—	—	—	—	(3)	—	(3)
Total other comprehensive loss	—	—	—	—	(3)	—	(3)
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$682	$705	$584	$464	$(285)	$(1,471)	$679

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

Condensed Consolidating Statement of Comprehensive Income

	Nine Months Ended September 30, 2015
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. dollar amounts in millions)
Net income (loss) attributable to AerCap Holdings N.V.	$915	$807	$706	$1,038	$(573)	$(1,978)	$915
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$915	$807	$706	$1,038	$(573)	$(1,978)	$915

(a)                                 Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

(U.S. dollar amounts in thousands or as otherwise stated, except share data)

26. Subsequent events

In October 2016, we agreed with a lessee to terminate lease agreements on three Airbus A350 aircraft that were scheduled for delivery in the fourth quarter of 2016. As part of the agreement, the lessee is required to pay us a termination fee. All three aircraft have been placed on long-term leases with another lessee.

In November 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through March 31, 2017. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of common shares to be purchased will be determined by the Company’s management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars.

Special note about forward looking statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates;

•                  the ability of our lessees and potential lessees to make operating lease payments to us;

•                  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses;

•                  changes in the overall demand for commercial aircraft leasing and aircraft management services;

•                  the effects of terrorist attacks on the aviation industry and on our operations;

•                  the economic condition of the global airline and cargo industry and economic and political conditions;

•                  competitive pressures within the industry;

•                  the negotiation of aircraft management services contracts;

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes; and

•                  the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Aircraft portfolio

We are the world’s largest independent aircraft leasing company. We focus on acquiring in-demand aircraft at attractive prices, funding them efficiently, hedging interest rate risk conservatively and using our platform to deploy these assets with the objective of delivering superior risk adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are an independent aircraft lessor, and, as such, we are not affiliated with any airframe or engine manufacturer. This independence provides us with purchasing flexibility to acquire aircraft or engine models regardless of the manufacturer.

As of September 30, 2016, we owned and consolidated 1,040 aircraft, including 973 aircraft under operating leases, 49 aircraft under finance and sales-type leases and 18 aircraft classified as held for sale, but excluding two aircraft owned by AeroTurbine. In addition, we managed 99 aircraft and AerDragon, a non-consolidated joint venture, owned another 29 aircraft. As of September 30, 2016, we also had commitments to purchase 439 new aircraft. The weighted average age of our 1,040 owned aircraft fleet, weighted by net book value, was 7.6 years as of September 30, 2016. We operate our aircraft business on a global basis. As of September 30, 2016, 1,033 of our 1,040 owned aircraft were on lease to 183 customers in 77 countries and seven aircraft were off-lease. As of September 30, 2016, none of these off-lease aircraft met the criteria for being classified as held for sale. As of November 4, 2016, four of the off-lease aircraft were re-leased or under commitments for re-lease and three aircraft were sold or under commitments for sale.

The following table presents our aircraft portfolio by type of aircraft as of September 30, 2016:

Aircraft type	Number of owned aircraft (a)	Percentage of total net book value	Number of managed and AerDragon aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Airbus A319	127	7%	11	—	138
Airbus A320	216	14%	30	—	246
Airbus A320neo Family	1	0%	—	218	219
Airbus A321	87	6%	13	—	100
Airbus A330	107	15%	11	—	118
Airbus A350	7	3%	—	22	29
Boeing 737NG	303	26%	43	—	346
Boeing 737MAX	—	0%	—	109	109
Boeing 767	38	1%	—	—	38
Boeing 777-200ER	26	3%	3	—	29
Boeing 777-300/300ER	31	8%	3	—	34
Boeing 787	43	16%	—	40	83
Embraer E190/195-E2	—	0%	—	50	50
Other	54	1%	14	—	68
Total	1,040	100%	128	439	1,607

(a)                                 Excludes two aircraft owned by AeroTurbine.

During the nine months ended September 30, 2016, we had the following activity related to flight equipment:

	Held for operating leases	Net investment in finance and sales- type leases	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	1,067	37	5	1,109	(a)
Aircraft purchases	19	—	—	19
Aircraft reclassified to held for sale	(46)	(1)	47	—
Aircraft sold or designated for part-out	(54)	—	(34)	(88)
Aircraft reclassified to net investment in finance and sales-type leases	(16)	16	—	—
Aircraft reclassified from net investment in finance and sales-type leases	3	(3)	—	—
Number of owned aircraft at end of period	973	49	18	1,040	(a)

(a)                                Excludes two and four aircraft owned by AeroTurbine as of September 30, 2016 and December 31, 2015, respectively.

Critical accounting policies

There have been no significant changes to our critical accounting policies from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016 except for the additions and updates as described in “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 3—Summary of significant accounting policies”.

Comparative results of operations

Results of operations for the three months ended September 30, 2016 compared to the three months ended September 30, 2015

	Three Months Ended September 30,
	2016	2015
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$1,179.9	$1,245.7
Net gain on sale of assets	22.4	51.6
Other income	23.8	25.5
Total Revenues and other income	1,226.1	1,322.8
Expenses
Depreciation and amortization	439.9	459.6
Asset impairment	15.1	7.9
Interest expense	273.9	282.9
Leasing expenses	128.7	133.0
Transaction, integration and restructuring related expenses	29.0	2.6
Selling, general and administrative expenses	80.7	91.2
Total Expenses	967.3	977.2
Income before income taxes and income of investments accounted for under the equity method	258.8	345.6
Provision for income taxes	(42.7)	(46.7)
Equity in net earnings (losses) of investments accounted for under the equity method	4.3	(4.6)
Net income	$220.4	$294.3
Net loss (income) attributable to non-controlling interest	5.2	(0.4)
Net income attributable to AerCap Holdings N.V.	$225.6	$293.9

Revenues and other income. The principal categories of our revenues and other income and their variances were as follows for the three months ended September 30, 2016 and 2015:

	Three Months Ended September 30,		Increase/	Percentage
	2016	2015	(Decrease)	Difference
	(U.S. dollar amounts in millions)
Lease revenue:
Basic lease rents	$1,088.0	$1,164.6	$(76.6)	(7)%
Maintenance rents and other receipts	91.9	81.1	10.8	13%
Net gain on sale of assets	22.4	51.6	(29.2)	(57)%
Other income	23.8	25.5	(1.7)	(7)%
Total revenues and other income	$1,226.1	$1,322.8	$(96.7)	(7)%

Basic lease rents decreased by $76.6 million, or 7%, to $1,088.0 million during the three months ended September 30, 2016 from $1,164.6 million during the three months ended September 30, 2015. The decrease in basic lease rents recognized during the three months ended September 30, 2016 compared to the three months ended September 30, 2015 was attributable to:

•                  the sale of 122 aircraft between July 1, 2015 and September 30, 2016 with an aggregate net book value of $2.4 billion on their sale dates resulting in a decrease in basic lease rents of $90.6 million; and

•                  a decrease in basic lease rents of $57.8 million primarily due to re-leases and extensions at lower rates, which include the extension of leases prior to their contracted redelivery dates. The accounting for these extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period. This results in a decrease in basic lease rents during the remaining term of the original lease that will be offset by an increase in basic lease rents during the extension period. In addition, the contracted lease rates of extensions or re-leases of an aircraft tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft, partially offset by

•                  the acquisition of 34 aircraft between July 1, 2015 and September 30, 2016 with an aggregate net book value of $3.7 billion on their acquisition dates resulting in an increase in basic lease rents of $71.8 million.

Maintenance rents and other receipts increased by $10.8 million, or 13%, to $91.9 million during the three months ended September 30, 2016 from $81.1 million during the three months ended September 30, 2015. The increase in maintenance rents and other receipts recognized during the three months ended September 30, 2016 compared to the three months ended September 30, 2015 was attributable to:

•                  an increase of $14.2 million in maintenance revenue and other receipts from lease terminations and amendments during the three months ended September 30, 2016 compared to the three months ended September 30, 2015, partially offset by

•                  a decrease of $3.4 million in regular maintenance rents during the three months ended September 30, 2016 compared to the three months ended September 30, 2015.

Net gain on sale of assets decreased by $29.2 million, or 57%, to $22.4 million during the three months ended September 30, 2016 from $51.6 million during the three months ended September 30, 2015. During the three months ended September 30, 2016, we sold 36 aircraft and reclassified four aircraft to net investment in finance and sales-type leases. During the three months ended September 30, 2015, we sold 12 aircraft and reclassified one aircraft to net investment in finance and sales-type leases. Net gain on sale of assets is impacted by the timing and composition of asset sales.

Other income decreased by $1.7 million, or 7%, to $23.8 million during the three months ended September 30, 2016 from $25.5 million during the three months ended September 30, 2015. The decrease was primarily due to an expense of $36.0 million related to a lower of cost or market adjustment of AeroTurbine’s parts inventory and lower gross profit on engine, airframe, parts and supplies sales, both as a result of the AeroTurbine downsizing, primarily offset by $57.1 million of net insurance proceeds.

Depreciation and amortization.  Depreciation and amortization decreased by $19.7 million, or 4%, to $439.9 million during the three months ended September 30, 2016 from $459.6 million during the three months ended September 30, 2015. The change in depreciation was primarily due to aircraft sales and purchases.

Asset impairment. We recognized aggregate impairment charges of $15.1 million during the three months ended September 30, 2016 as compared to $7.9 million during the three months ended September 30, 2015. The impairment charges recorded during the three months ended September 30, 2016 related to amendments of lease agreements for four aircraft for which we retained maintenance related balances and recognized $20.3 million of maintenance rents upon lease termination or amendment and seven aircraft that are part of sale transactions and were classified as flight equipment held for sale and lease terminations. The impairment charges recorded during the three months ended September 30, 2015 primarily related to two older aircraft that were redelivered from the respective lessees, for which we received or retained $18.6 million of maintenance rents and other receipts upon redelivery.

Interest expense.  Our interest expense decreased by $9.0 million, or 3%, to $273.9 million during the three months ended September 30, 2016 from $282.9 million during the three months ended September 30, 2015. The decrease in interest expense was primarily attributable to:

•                  a $9.0 million decrease in non-cash mark-to-market losses on derivatives to $1.6 million recognized during the three months ended September 30, 2016 from $10.6 million recognized during the three months ended September 30, 2015; and

•                  a decrease in our average outstanding debt balance by $1.1 billion to $29.0 billion during the three months ended September 30, 2016 from $30.1 billion during the three months ended September 30, 2015, primarily due to regular debt repayments, resulting in a $10.0 million decrease in our interest expense, partially offset by

•                  an increase in our average cost of debt to 3.8% for the three months ended September 30, 2016 as compared to 3.6% for the three months ended September 30, 2015. Our average cost of debt excludes the effect of mark-to-market movements on our interest rate caps and swaps. The increase in our average cost of debt resulted in a $10.0 million increase in our interest expense.

Leasing expenses.  Our leasing expenses decreased by $4.3 million, or 3%, to $128.7 million during the three months ended September 30, 2016 from $133.0 million during the three months ended September 30, 2015. The decrease was primarily due to $21.9 million lower maintenance rights expense, $5.3 million lower expenses relating to airline defaults and restructurings, partially offset by $22.9 million higher regular aircraft transition costs, lessor maintenance contributions and other leasing expenses during the three months ended September 30, 2016 compared to the three months ended September 30, 2015.

Transaction, integration and restructuring related expenses.  Our transaction, integration and restructuring related expenses increased by $26.4 million to $29.0 million during the three months ended September 30, 2016 from $2.6 million during the three months ended September 30, 2015. During the three months ended September 30, 2016, our transaction, integration and restructuring related expenses were related to the AeroTurbine downsizing and were primarily driven by the expected sale of our Goodyear facility, leased engines impairment, as well as additional severance costs (see Part I. Financial Information — Item 1. Note 19 — AeroTurbine Restructuring). During the three months ended September 30, 2015, our transaction, integration and restructuring related expenses consisted of severance and other compensation expenses and rent termination costs due to the ILFC Transaction.

Selling, general and administrative expenses.  Our selling, general and administrative expenses decreased by $10.5 million, or 12%, to $80.7 million during the three months ended September 30, 2016 from $91.2 million during the three months ended September 30, 2015. The decrease was primarily due to lower overhead expenses due to the AeroTurbine downsizing as well as other expense reductions.

Income before income taxes and income of investments accounted for under the equity method.  For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method decreased by $86.8 million, or 25%, to $258.8 million during the three months ended September 30, 2016 from $345.6 million during the three months ended September 30, 2015.

Provision for income taxes.  Our provision for income taxes decreased by $4.0 million, or 9%, to $42.7 million during the three months ended September 30, 2016 from $46.7 million during the three months ended September 30, 2015. Our effective tax rate was 16.5% for the three months ended September 30, 2016 and 13.5% for the three months ended September 30, 2015. The increase in our effective tax rate was primarily due to a valuation allowance related to the AeroTurbine losses recognized during the third quarter of 2016. Our effective tax rate for the full year 2015 was 13.9%. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions.

Equity in net earnings (losses) of investments accounted for under the equity method.  Our equity in net earnings of investments accounted for under the equity method was $4.3 million during the three months ended September 30, 2016 as compared to a net loss of $4.6 million during the three months ended September 30, 2015.

Net income.  For the reasons explained above, our net income decreased by $73.9 million, or 25%, to $220.4 million during the three months ended September 30, 2016 from $294.3 million during the three months ended September 30, 2015.

Net loss (income) attributable to non-controlling interest.  Net loss attributable to non-controlling interest was $5.2 million during the three months ended September 30, 2016 as compared to net income of $0.4 million during the three months ended September 30, 2015.

Net income attributable to AerCap Holdings N.V.  For the reasons explained above, net income attributable to AerCap Holdings N.V. decreased by $68.3 million, or 23%, to $225.6 million during the three months ended September 30, 2016 from $293.9 million during the three months ended September 30, 2015.

Results of operations for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015

	Nine Months Ended September 30,
	2016	2015
	(U.S. dollar amounts in millions)
Revenues and other income
Lease revenue	$3,646.8	$3,706.1
Net gain on sale of assets	79.8	139.9
Other income	57.0	103.5
Total Revenues and other income	3,783.6	3,949.5
Expenses
Depreciation and amortization	1,357.8	1,371.3
Asset impairment	70.2	15.4
Interest expense	839.2	825.5
Leasing expenses	439.2	396.1
Transaction, integration and restructuring related expenses	45.1	8.1
Selling, general and administrative expenses	254.3	277.7
Total Expenses	3,005.8	2,894.1
Income before income taxes and income of investments accounted for under the equity method	777.8	1,055.4
Provision for income taxes	(112.8)	(142.5)
Equity in net earnings (losses) of investments accounted for under the equity method	9.1	(0.5)
Net income	$674.1	$912.4
Net loss attributable to non-controlling interest	7.9	2.1
Net income attributable to AerCap Holdings N.V.	$682.0	$914.5

Revenues and other income. The principal categories of our revenues and other income and their variances were as follows for the nine months ended September 30, 2016 and 2015:

	Nine Months Ended September 30,		Increase/	Percentage
	2016	2015	(Decrease)	Difference
	(U.S. dollar amounts in millions)
Lease revenue:
Basic lease rents	$3,333.6	$3,487.0	$(153.4)	(4)%
Maintenance rents and other receipts	313.2	219.1	94.1	43%
Net gain on sale of assets	79.8	139.9	(60.1)	(43)%
Other income	57.0	103.5	(46.5)	(45)%
Total revenues and other income	$3,783.6	$3,949.5	$(165.9)	(4)%

Basic lease rents decreased by $153.4 million, or 4%, to $3,333.6 million during the nine months ended September 30, 2016 from $3,487.0 million during the nine months ended September 30, 2015. The decrease in basic lease rents recognized during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 was attributable to:

•                  the sale of 152 aircraft between January 1, 2015 and September 30, 2016 with an aggregate net book value of $2.6 billion on their sale dates resulting in a decrease in basic lease rents of $211.8 million; and

•                  a decrease in basic lease rents of $154.4 million primarily due to re-leases and extensions at lower rates, which include the extension of leases prior to their contracted redelivery dates. The accounting for these extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period. This results in a decrease in basic lease rents during the remaining term of the original lease that will be offset by an increase in basic lease rents during the extension period. In addition, the contracted lease rates of extensions or re-leases of an aircraft tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft, partially offset by

•                  the acquisition of 62 aircraft between January 1, 2015 and September 30, 2016 with an aggregate net book value of $5.8 billion on their acquisition dates resulting in an increase in basic lease rents of $212.8 million.

Maintenance rents and other receipts increased by $94.1 million, or 43%, to $313.2 million during the nine months ended September 30, 2016 from $219.1 million during the nine months ended September 30, 2015. The increase was primarily attributable to:

•                  an increase of $78.1 million in maintenance revenue and other receipts from lease terminations and amendments during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015; and

•                  an increase of $16.0 million in regular maintenance rents during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015.

Net gain on sale of assets decreased by $60.1 million, or 43%, to $79.8 million during the nine months ended September 30, 2016 from $139.9 million during the nine months ended September 30, 2015. During the nine months ended September 30, 2016, we sold 87 aircraft and reclassified 16 aircraft to net investment in finance and sales-type leases. During the nine months ended September 30, 2015, we sold 37 aircraft and reclassified eight aircraft to net investment in finance and sales-type leases. Net gain on sale of assets is impacted by the timing and composition of asset sales.

Other income decreased by $46.5 million, or 45%, to $57.0 million during the nine months ended September 30, 2016 from $103.5 million during the nine months ended September 30, 2015. The decrease was primarily due to an expense of $36.0 million related to a lower of cost or market adjustment of AeroTurbine’s parts inventory and lower gross profit on engine, airframe, parts and supplies sales, both as a result of the AeroTurbine downsizing, partially offset by $59.4 million of net insurance proceeds.

Depreciation and amortization.  Depreciation and amortization decreased by $13.5 million, or 1%, to $1,357.8 million during the nine months ended September 30, 2016 from $1,371.3 million during the nine months ended September 30, 2015. The change in depreciation was primarily due to aircraft sales and purchases.

Asset impairment. We recognized aggregate impairment charges of $70.2 million during the nine months ended September 30, 2016 as compared to $15.4 million during the nine months ended September 30, 2015.The impairment charges recorded during the nine months ended September 30, 2016 related to lease terminations and amendments of lease agreements for 23 aircraft, for which we retained maintenance related balances and recognized $82.5 million of basic lease rents and maintenance rents upon lease termination or amendment and ten aircraft that are part of sale transactions and were classified as flight equipment held for sale. The impairment charges recorded during the nine months ended September 30, 2015 related to six aircraft that were sold or parted-out and nine engines. The impairment charges recorded during the nine months ended September 30, 2015 included $6.1 million recorded for two older aircraft, for which we received or retained lease-end maintenance compensation and recognized $18.6 million of maintenance rents and other receipts upon redelivery.

Interest expense.  Our interest expense increased by $13.7 million, or 2%, to $839.2 million during the nine months ended September 30, 2016 from $825.5 million during the nine months ended September 30, 2015. The increase in interest expense was primarily attributable to:

•                  an increase in our average cost of debt to 3.7% for the nine months ended September 30, 2016 as compared to 3.6% for the nine months ended September 30, 2015. Our average cost of debt excludes the effect of mark-to-market movements on our interest rate caps and swaps, and in 2015, includes a one-time charge of $16.9 million related to prior periods to correct capitalized interest. The increase in our average cost of debt resulted in a $25.0 million increase in our interest expense; and

•                  a $2.0 million increase in non-cash mark-to-market losses on derivatives to $20.2 million recognized during the nine months ended September 30, 2016 from $18.2 million recognized during the nine months ended September 30, 2015, partially offset by

•                  a decrease in our average outstanding debt balance by $0.5 billion to $29.5 billion during the nine months ended September 30, 2016 from $30.0 billion during the nine months ended September 30, 2015, primarily due to regular debt repayments, resulting in a $13.3 million decrease in our interest expense.

Leasing expenses.  Our leasing expenses increased by $43.1 million, or 11%, to $439.2 million during the nine months ended September 30, 2016 from $396.1 million during the nine months ended September 30, 2015. The increase was primarily due to $23.7 million higher maintenance rights expense and $20.5 million higher regular aircraft transition costs, lessor maintenance contributions and other leasing expenses, partially offset by $1.1 million lower expenses relating to airline defaults and restructurings recognized during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015.

Transaction, integration and restructuring related expenses.  Our transaction, integration and restructuring related expenses increased by $37.0 million, or 457%, to $45.1 million during the nine months ended September 30, 2016 from $8.1 million during the nine months ended September 30, 2015. During the nine months ended September 30, 2016, our transaction, integration and restructuring related expenses were related to the AeroTurbine downsizing, including expenses related to the expected sale of our Goodyear facility, leased engines impairment, and severance costs (see Part I. Financial Information — Item 1. Note 19 — AeroTurbine Restructuring). During the nine months ended September 30, 2015, our transaction, integration and restructuring related expenses consisted of severance and other compensation expenses and rent termination costs due to the ILFC Transaction.

Selling, general and administrative expenses.  Our selling, general and administrative expenses decreased by $23.4 million, or 8%, to $254.3 million during the nine months ended September 30, 2016 from $277.7 million during the nine months ended September 30, 2015. The decrease was due to lower overhead expenses due to the AeroTurbine downsizing as well as other expense reductions.

Income before income taxes and income of investments accounted for under the equity method.  For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method decreased by $277.6 million, or 26%, to $777.8 million during the nine months ended September 30, 2016 from $1,055.4 million during the nine months ended September 30, 2015.

Provision for income taxes.  Our provision for income taxes decreased by $29.7 million, or 21%, to $112.8 million during the nine months ended September 30, 2016 from $142.5 million during the nine months ended September 30, 2015. Our effective tax rate was 14.5% for the nine months ended September 30, 2016 and 13.5% for the nine months ended September 30, 2015. Our effective tax rate for the full year 2015 was 13.9%. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions.

Equity in net earnings (losses) of investments accounted for under the equity method.  Our equity in net earnings of investments accounted for under the equity method was $9.1 million during the nine months ended September 30, 2016 as compared to a net loss of $0.5 million during the nine months ended September 30, 2015.

Net income.  For the reasons explained above, our net income decreased by $238.3 million, or 26%, to $674.1 million during the nine months ended September 30, 2016 from $912.4 million during the nine months ended September 30, 2015.

Net loss attributable to non-controlling interest.  Net loss attributable to non-controlling interest was $7.9 million during the nine months ended September 30, 2016 compared to $2.1 million during the nine months ended September 30, 2015.

Net income attributable to AerCap Holdings N.V.  For the reasons explained above, net income attributable to AerCap Holdings N.V. decreased by $232.5 million, or 25%, to $682.0 million during the nine months ended September 30, 2016 from $914.5 million during the nine months ended September 30, 2015.

Consolidated cash flows

The following table presents our consolidated cash flows for the nine months ended September 30, 2016 and 2015. The following table and analysis should be read in conjunction with “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources”.

	Nine Months Ended September 30,
	2016	2015
	(U.S. dollar amounts in millions)
Net cash provided by operating activities	$2,446.0	$2,406.2
Net cash used in investing activities	(556.6)	(1,260.2)
Net cash used in financing activities	(2,065.1)	(1,332.7)

Cash flows provided by operating activities. During the nine months ended September 30, 2016, our cash provided by operating activities of $2,446.0 million was the result of net income of $674.1 million, non-cash and other adjustments to net income of $1,606.5 million and an increase in the net change in operating assets and liabilities of $165.4 million. During the nine months ended September 30, 2015, our cash provided by operating activities of $2,406.2 million was the result of net income of $912.4 million, non-cash and other adjustments to net income of $1,553.6 million and a decrease in the net change in operating assets and liabilities of $59.8 million.

Cash flows used in investing activities. During the nine months ended September 30, 2016, our cash used in investing activities of $556.6 million primarily consisted of cash used for purchase of aircraft and other fixed assets of $2,429.1 million and an increase in our restricted cash of $5.6 million, partially offset by cash provided by asset sales proceeds of $1,828.1 million and collections of finance and sales-type leases of $50.0 million. During the nine months ended September 30, 2015, our cash used in investing activities of $1,260.2 million primarily consisted of cash used for aircraft purchase activity of $2,719.8 million, partially offset by cash provided by asset sales proceeds of $1,086.5 million, a decrease in our restricted cash of $332.7 million and collections of finance and sales-type leases of $40.4 million.

Cash flows used in financing activities. During the nine months ended September 30, 2016, our cash used in financing activities of $2,065.1 million primarily consisted of cash used for the payment of dividends to our non-controlling interest holders of $10.5 million and cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $778.9 million. In addition, cash was used for debt repayments and debt issuance costs, net of new financing proceeds of $1,425.7 million, partially offset by cash provided by net receipts of maintenance and security deposits of $150.0 million. During the nine months ended September 30, 2015, our cash used in financing activities of $1,332.7 million primarily consisted of cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $792.5 million. In addition, cash was used for debt repayments and debt issuance costs, net of new financing proceeds of $739.3, partially offset by cash provided by net receipts of maintenance and security deposits of $199.1 million.

Non-GAAP measures

The following are definitions of our non-GAAP measures and a reconciliation of such measures to the most closely related U.S. GAAP measures for the nine months ended September 30, 2016.

Adjusted net income

This measure is determined by adding an adjustment for maintenance rights related expense, non-cash charges related to the mark-to-market gains and losses on our interest rate caps and swaps, an adjustment for the AeroTurbine results, including AeroTurbine restructuring related expenses, and ILFC transaction and integration related expenses, in each case during the applicable period, to U.S. GAAP net income.

In addition to U.S. GAAP net income, we believe this measure may further assist investors in their understanding of our operational performance in relation to past and future reporting periods.

In connection with the ILFC Transaction, we have recognized maintenance rights intangible assets associated with existing leases on legacy ILFC aircraft and we are expensing these assets during the remaining lease terms. The adjustment for maintenance rights related expense represents the difference between expensing the maintenance rights intangible assets on a more accelerated basis during the remaining lease terms as compared to expensing these assets on a straight-line basis over the remaining economic lives of the aircraft.

We use interest rate caps and swaps to allow us to benefit from decreasing interest rates and to protect us against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps and swaps in any period with reference to the mix of floating and fixed cash inflows from our leases, debt and other contracts. We do not apply hedge accounting to our interest rate caps and some of our swaps. As a result, we recognize the change in fair value of the interest rate caps and swaps in interest expense during each period.

At the end of 2015, we made the decision to restructure and downsize the AeroTurbine business, after completion of which, AeroTurbine would only provide services to support AerCap’s aircraft leasing business. Following the decision to downsize AeroTurbine and in order to present our earnings relating to the core aircraft leasing business, adjusted net income reflects an adjustment for AeroTurbine results, including AeroTurbine restructuring related expenses.

During the nine months ended September 30, 2015, adjusted net income also excludes transaction and integration expenses related to the ILFC Transaction.

Additionally, adjusted net income includes the income tax impact of the above adjustments.

The following is a reconciliation of net income attributable to AerCap Holdings N.V. to adjusted net income for the nine months ended September 30, 2016 and 2015:

	Nine Months Ended September 30,		Percentage
	2016	2015	Difference
	(U.S. dollar amounts in millions)
Net income attributable to AerCap Holdings N.V.	$682.0	$914.5	(25)%
Adjusted for:
Maintenance rights related expenses	107.9	64.1	68%
AeroTurbine pre-tax results including restructuring related expenses	109.8	(9.3)	NA
Mark-to-market of interest rate caps and swaps	20.2	18.2	11%
ILFC transaction and integration related expenses	—	8.1	NA
Income tax impact of above adjustments	(16.0)	(7.8)	105%
Adjusted net income	$903.9	$987.8	(8)%

Net interest margin or net spread

This measure is the difference between basic lease rents and interest expense, excluding the impact of the mark-to-market of interest rate caps and swaps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates and utilization rates, as well as the impact from changes in the amount of debt and interest rates.

The following is a reconciliation of basic lease rents to net spread for the nine months ended September 30, 2016 and 2015:

	Nine Months Ended September 30,		Percentage
	2016	2015	Difference
	(U.S. dollar amounts in millions)
Basic lease rents	$3,333.6	$3,487.0	(4)%
Interest expense	839.2	825.5	2%
Adjusted for:
Mark-to-market of interest rate caps and swaps	(20.2)	(18.2)	11%
Adjusted interest expense	819.0	807.3	1%
Net interest margin, or net spread	$2,514.6	$2,679.7	(6)%

Adjusted debt to equity ratio

This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants.

The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of September 30, 2016:

	September 30, 2016	December 31, 2015
	(U.S. dollar amounts in millions except debt/equity ratio)
Debt	$27,997.9	$29,641.9
Adjusted for:
Cash and cash equivalents	(2,228.0)	(2,403.1)
50% credit for long-term subordinated debt	(750.0)	(750.0)
Adjusted debt	$25,019.9	$26,488.8

Equity	$8,428.0	$8,425.8
Adjusted for:
50% credit for long-term subordinated debt	750.0	750.0
Adjusted equity	$9,178.0	$9,175.8

Adjusted debt/equity ratio	2.7 to 1	2.9 to 1

Liquidity and capital resources

Aircraft leasing is a capital-intensive business and we have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for aircraft on delivery. As of September 30, 2016, we had 439 new aircraft on order, including 218 Airbus A320neo Family aircraft, 109 Boeing 737MAX aircraft, 40 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, and 22 Airbus A350 aircraft. As a result, we will need to raise additional funds to satisfy these requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital market transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures.

Our existing sources of liquidity are sufficient to operate our business and cover at least 1.2x of our debt maturities and contracted capital requirements for the next 12 months. Our sources of liquidity include available revolving credit facilities, unrestricted cash, estimated operating cash flows and cash flows from contracted asset sales.

In order to satisfy our contractual purchase obligations, which include both pre-delivery payments and aircraft acquisition costs, we expect to incur capital expenditures of approximately $5 billion per annum, on average, over the next three years based on our current order book. Sources of new debt finance for these capital expenditures would be through access to capital markets, including one or more of the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.

In the longer term, we expect to fund the growth of our business, including acquiring aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

Our cash balance as of September 30, 2016 was $2.7 billion, including unrestricted cash of $2.2 billion. As of September 30, 2016, we had approximately $6.5 billion of undrawn lines of credit available under our credit and term loan facilities. Our total liquidity, including undrawn lines of credit, unrestricted cash and contracted asset sales, was $9.0 billion as of September 30, 2016. As of September 30, 2016, the principal amount of our outstanding indebtedness, which excludes fair value adjustments of $0.6 billion and debt issuance costs and debt discounts of $0.2 billion, totaled $27.6 billion and primarily consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

Our debt, including fair value adjustments of $0.6 billion and net of debt issuance costs and debt discounts of $0.2 billion, was $28.0 billion as of September 30, 2016 and our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps was 3.7% during the nine months ended September 30, 2016. Our adjusted debt to equity ratio was 2.7 to 1 as of September 30, 2016. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures” for reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of September 30, 2016.

Contractual obligations

Our contractual obligations consist of principal and interest payments on debt (excluding fair value adjustments, debt issuance costs and debt discounts), executed purchase agreements to purchase aircraft and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, estimated operating cash flows and cash flows from contracted asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

The following table provides details regarding our contractual obligations and their payment dates as of September 30, 2016:

	2016 - remaining	2017	2018	2019	2020	Thereafter	Total
	(U.S. dollar amounts in thousands)
Unsecured debt facilities	$7,270	$2,700,000	$770,000	$3,099,864	$2,500,000	$5,300,000	$14,377,134
Secured debt facilities	325,867	1,078,719	2,364,388	1,708,683	1,879,384	4,288,662	11,645,703
Subordinated debt facilities	—	—	—	—	—	1,555,780	1,555,780
Estimated interest payments (a)	339,528	1,211,707	1,039,627	819,799	666,735	3,060,949	7,138,345
Purchase obligations (b)	1,471,039	4,640,272	6,464,621	5,080,052	3,665,203	3,457,700	24,778,887
Operating leases (c)	2,203	12,378	12,214	9,744	9,820	66,386	112,745
Total	$2,145,907	$9,643,076	$10,650,850	$10,718,142	$8,721,142	$17,729,477	$59,608,594

(a)   Estimated interest payments for floating rate debt are based on rates as of September 30, 2016. Estimated interest payments include the estimated impact of our interest rate swap agreements.

(b)   Includes commitments to purchase 410 aircraft, 29 purchase and leaseback transactions and spare engine commitments.

(c)   Represents contractual payments on our office and facility leases.

Off-balance sheet arrangements

We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 21—Variable interest entities” for a detailed description of these interests and our other off-balance sheet arrangements.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we enter into forward exchange contracts.

The following discussion should be read in conjunction with “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 10—Derivative assets and liabilities”, “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 13—Debt” and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016, which provides further information on our debt and derivative financial instruments.

Interest rate risk

Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.

We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises to the extent that our floating rate debt is not matched with our interest earning assets. We manage this exposure primarily through the use of interest rate caps, interest rate swaps and interest rate floors using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of September 30, 2016. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2016 - remaining	2017	2018	2019	2020	Thereafter	Fair value
	(U.S. dollar amounts in millions)
Interest rate caps
Average notional amounts	$2,971.8	$3,080.2	$2,420.5	$1,732.4	$1,036.5	$219.6	$11.8
Weighted average strike rate	2.1%	2.1%	2.2%	2.0%	1.9%	1.8%

	2016 - remaining	2017	2018	2019	2020	Thereafter	Fair value
	(U.S. dollar amounts in millions)
Interest rate swaps
Average notional amounts	$392.3	$375.1	$347.7	$320.2	$294.0	$—	$(3.2)
Weighted average pay rate	1.1%	1.1%	1.1%	1.1%	1.1%	—%

The variable benchmark interest rates associated with these instruments ranged from one- to three-month U.S. dollar LIBOR.

Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations

Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the U.S. dollar in relation to foreign currencies increases our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. An increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.

Inflation

Inflation generally affects our costs, including selling, general and administrative expenses and other expenses. We do not believe that our financial results have been, or will be in the near future, materially and adversely affected by inflation.

PART II  OTHER INFORMATION

Item 1. Legal Proceedings

Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 23—Commitments and contingencies” in this report.

Item 1A. Risk Factors

Below is an update to a risk factor set forth in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016.

Customer demand for certain types of our aircraft may decline.

Aircraft are long-lived assets and demand for a particular model and type of aircraft can change over time. Demand may decline for a variety of reasons, including obsolescence following the introduction of newer technologies, market saturation due to increased production rates, technical problems associated with a particular model, new manufacturers entering the marketplace or existing manufacturers entering new market segments, additional governmental regulation such as environmental rules or aircraft age limitations, or the overall health of the airline industry.

The supply and demand for aircraft is affected by various factors that are outside of our control, including:

•                  passenger and air cargo demand;

•                  fuel costs and general economic conditions;

•                  geopolitical events, including war, prolonged armed conflict and acts of terrorism;

•                  epidemics and natural disasters;

•                  governmental regulation, including regulation of trade, such as the imposition of import and export controls, tariffs and other trade barriers;

•                  interest rates;

•                  the availability and cost of financing;

•                  airline restructurings and bankruptcies;

•                  manufacturer production levels and technological innovation;

•                  manufacturers merging, entering or exiting the industry;

•                  retirement and obsolescence of aircraft models;

•                  increases in production rates from manufacturers;

•                  reintroduction into service of aircraft previously in storage; and

•                  airport and air traffic control infrastructure constraints.

Over recent years, the airline industry has committed to a significant number of aircraft deliveries through order placements with manufacturers, and in response, aircraft manufacturers have raised their production output. The increase in these production levels could result in an oversupply of relatively new aircraft if growth in airline traffic does not meet airline industry expectations.

As demand for particular aircraft declines as a result of any of these factors, lease rates are likely to correspondingly decline, the residual values of that type of aircraft could be negatively impacted, and we may be unable to lease such aircraft on favorable terms, if at all. In addition, the risks associated with a decline in demand for particular aircraft model or type increase if we acquire a high concentration of such aircraft. For example, as of December 31, 2015, we had 447 new aircraft on order, including 209 Airbus A320neo family aircraft, 109 Boeing 737MAX aircraft, 51 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, 27 Airbus A350 aircraft, and one Boeing 737NG aircraft. If demand declines for a model or type of aircraft of which we own or will acquire a relatively high concentration, it could materially and adversely affect our financial results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

The following table presents repurchases of our ordinary shares made by us during the nine months ended September 30, 2016:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. dollar amounts in millions) (a) (b) (c)
January 2016	—	$—	—	$—
February 2016	1,593,768	34.15	1,593,768	345.6
March 2016	3,821,112	37.47	3,821,112	202.4
April 2016	2,073,209	39.43	2,073,209	120.7
May 2016	3,101,053	38.32	3,101,053	251.9
June 2016	2,530,264	36.53	2,530,264	159.4
July 2016	1,851,495	35.52	1,851,495	93.6
August 2016	2,026,452	38.39	2,026,452	265.8
September 2016	2,334,879	38.90	2,334,879	175.0
Total	19,332,232	$37.50	19,332,232	$175.0

(a)         In February 2016, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $400 million of AerCap ordinary shares through June 30, 2016. We completed this share repurchase program on June 1, 2016.

(b)         In May 2016, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through September 30, 2016. We completed this share repurchase program on September 7, 2016.

(c)          In August 2016, our Board of Directors approved another share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through December 31, 2016.

Item 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.